As Filed with the Securities and Exchange Commission on January 7, 2000
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               Intelligroup, Inc.
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

           New Jersey                                     11-2880025
---------------------------------              ---------------------------------
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or  Organization                     Identification Number)

                               499 Thornall Street
                            Edison, New Jersey 08837
                                 (732) 590-1600
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  ASHOK PANDEY
                           Co-Chief Executive Officer
                               Intelligroup, Inc.
                               499 Thornall Street
                            Edison, New Jersey 08837
                                 (732) 590-1600
          -------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                    ----------------------------------------

                                    Copy to:
                              DAVID J. SORIN, ESQ.
                              DAVID S. MATLIN, ESQ.
                   Buchanan Ingersoll Professional Corporation
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 987-6800

                    ----------------------------------------

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                    ----------------------------------------

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

---------------------------------------------------------------------------------------------
                                CALCULATION OF REGISTRATION FEE
=============================================================================================
                                         Proposed
                         Amount           Maximum       Proposed Maximum       Amount Of
Title of Shares          To Be        Aggregate Price       Aggregate        Registration
To Be Registered        Registered        Per Share       Offering Price           Fee
-------------------- --------------- ------------------ ------------------ ------------------

Common Stock,
 $.01 par value.....       440,281      $22.06(1)         $9,712,599          $2,564.13

=============================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the high and low price per share of the Registrant's Common Stock as reported on the Nasdaq National Market on January 4, 2000.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

********************************************************************************
* The information in this prospectus is not complete and may be changed. The   *
* Selling Shareholders may not sell these securities until the registration    *
* statement filed with the Securities and Exchange  Commission is effective.   *
* This prospectus is not an offer to sell these securities and it is not       *
* soliciting an offer to buy these securities in any state where the offer or  *
* sale is not permitted.                                                       *
********************************************************************************


PROSPECTUS (Not Complete)
Issued:  January 7, 2000

                                 440,281 Shares

                               INTELLIGROUP, INC.
                               499 Thornall Street
                            Edison, New Jersey 08837
                                 (732) 590-1600

                                  COMMON STOCK

        The Selling Shareholders may offer and sell, from time to time, an aggregate of 440,281 shares of the common stock of Intelligroup, Inc. See "Selling Shareholders" for information relating to the names and number of shares offered hereby by each individual selling shareholder. The selling shareholders may sell all or a portion of their shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares.

        Our common stock is listed on the Nasdaq National Market under the symbol "ITIG". The last reported sale price of the Common Stock on January 6, 2000 on the Nasdaq National Market was $23.188 per share.

                    ----------------------------------------

        INVESTING IN THE SHARES OF COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                    ----------------------------------------

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                                 January   , 2000

                               INTELLIGROUP, INC.

                                TABLE OF CONTENTS

                                                                     Page
                                                                     ----

About Intelligroup ...............................................     3

Where You Can Find More Information ..............................     4

Risk Factors .....................................................     5

Use of Proceeds  .................................................    16

Selected Financial Data...........................................    16

Management's Discussion and Analysis of Financial Condition
and Results of Operations.........................................    18

Selling Shareholders..............................................    28

Plan of Distribution..............................................    30

Legal Matters.....................................................    30

Experts ..........................................................    31

Indemnification of Directors and Officers.........................    31

Securities and Exchange Commission Position on Indemnification
for Securities Act Liabilities....................................    32

Financial Statements..............................................   F-1

                               ABOUT INTELLIGROUP

        We provide a wide range of information technology services, including management consulting, enterprise-wide business process solutions, internet applications services, applications outsourcing and maintenance, web site design and customization, information technology training solutions, systems integration and custom software development based on leading technologies. We provide our services directly to end-user organizations or as a member of consulting teams assembled by other information technology consulting firms. Our customers are Fortune 1000 and other large and mid-sized companies in the United States and abroad.

        We were incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. Our name was changed to Intelligroup, Inc. in July 1992. Our principal executive offices are located at 499 Thornall Street, Edison, New Jersey 08837 and our telephone number is (732) 590-1600. Additional information about us may be obtained at our website at http:/www.intelligroup.com. The information contained at our website is not incorporated into and does not constitute part of this prospectus, and the only information that you should rely on in making your decision whether to invest in our common stock is the information contained in or specifically incorporated by referenced into this prospectus.

        All references to "we, "us," "our," or Intelligroup in this prospectus means Intelligroup, Inc. and its subsidiaries.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document the Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Selling Shareholders sell all the shares registered hereunder.

1.      Annual Report on Form 10-K for the year ended December 31, 1998;

2. Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

3. Current Reports on Form 8-K dated and filed with the SEC on January 20, 1999, February 24, 1999, May 3, 1999 and May 27, 1999; and

4. The description of our common stock, $.01 par value, which is contained in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, in the form declared effective by the SEC on September 26, 1996, including any subsequent amendments or reports filed for the purpose of updating such description.

        We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                             Nicholas Visco, Vice President - Finance
                             Intelligroup, Inc.
                             499 Thornall Street
                             Edison, New Jersey  08837
                             (732) 590-1600

        This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. Neither Intelligroup nor the Selling Shareholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  RISK FACTORS

        SOME INFORMATION SET FORTH IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS." SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "BELIEVE," "ANTICIPATE" AND "EXPECT." THESE STATEMENTS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OR STATE OTHER "FORWARD-LOOKING" INFORMATION. THE FACTORS DISCUSSED BELOW COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH STATEMENTS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CONSIDER THE FOLLOWING FACTORS CAREFULLY BEFORE DECIDING TO PURCHASE SHARES OF OUR COMMON STOCK.


WE HAVE EXPERIENCED SUBSTANTIAL VARIABILITY OF OUR QUARTERLY OPERATING RESULTS WHICH WE EXPECT WILL CONTINUE

        In the past, our operating results have varied substantially from quarter to quarter. Our operating results also may vary in the future. Due to the relatively fixed nature of certain of our costs, including personnel and facilities costs, a decline in revenue in any fiscal quarter would result in lower profitability in that quarter. Our quarterly operating results are influenced by:

o       seasonal   patterns  of  hardware  and  software   capital  spending  by
        customers;

o       information technology outsourcing trends;

o       the timing, size and stage of projects;

o       new service introductions by us or our competitors;

o       levels of market acceptance for our services;

o       our hiring of additional staff;

o       changes in our billing and employee utilization rates; and

o       timing and integration of acquired businesses.

        We believe, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance. Demand for our services generally is lower in the fourth quarter. This decrease is due to reduced activity during the holiday season and fewer working days for those customers which curtail operations during such period. We anticipate that our business will continue to be subject to such seasonal variations.

WE ANTICIPATE QUARTERLY LOSSES THROUGH AT LEAST THE SECOND QUARTER OF 2000

        We have made, and expect to continue to make, significant investments to implement a strategic plan to spin off our Internet services division and to realign Intelligroup's core business around the application services provider market. As a result of such investments, we expect to have quarterly losses through at least the second quarter of 2000. Our investments include the addition of key executive and direct sales force personnel at both divisions as well as the engagement of a high-technology, business-to-business marketing organization. Such marketing organization will focus its efforts on conducting extensive market research, and assisting us in implementing strategic sales and marketing programs. In order to achieve profitability during 2000, we will need to control costs associated with building an infrastructure to support both divisions as well as increase our revenues. We cannot assure you that we will be able to contain costs, grow revenue or increase profitability.

OUR FAILURE TO MANAGE GROWTH MAY HAVE A NEGATIVE EFFECT ON OUR BUSINESS

        Our growth has placed significant demands on our management, administrative and operational resources. Our revenue increased from $61.7 million in 1996 to $98.3 million in 1997 and $162.8 million in 1998. Our revenue was $141.5 million for the nine months ended September 30, 1999. From January 1, 1995 through December 31, 1998, our total number of employees increased from 113 to 1,319 persons. In addition, at December 31, 1998, we engaged 107 independent contractors to perform information technology services. At September 30, 1999, we had 1,509 employees and 128 independent contractors. To manage our growth effectively, we must continue to develop and improve our operational, financial and other internal systems, as well as our business development capabilities. We must also continue to attract, train, retain, motivate and manage our employees.

        Our future success will depend in large part on our ability to:

o continue to maintain high rates of employee utilization at profitable billing rates;

o maintain project quality, particularly if the size and scope of our projects increase; and

o integrate the service offerings, operations and employees of acquired businesses.

        Our inability to manage our growth and projects effectively could have a material adverse effect on:

o       the quality of our services and products;

o       our ability to retain key personnel;

o       our operating results; and

o our ability to report financial results in an accurate and timely manner.


OUR PROPOSED SPIN-OFF OF OUR INTERNET SOLUTIONS BUSINESS COULD NEGATIVELY AFFECT OUR STOCK PRICE

        On November 4, 1999, we announced our intention to spin off our internet solutions business to our shareholders. The spin-off is subject to certain conditions and approvals. Our internet solutions group had revenues of approximately $16 million during 1998 and approximately $27 million in the first nine months of 1999. There can be no assurance that the spin-off will be consummated or that we will be able to implement our plan to refocus our core business as an application services provider.

Additionally, if such spin-off is consummated, we cannot assure you that a market for shares of our common stock and stock of the spun-off company will be maintained, that the spin-off will enhance shareholder value or that the market price of the shares of common stock of Intelligroup will not be adversely affected.

RISKS ASSOCIATED WITH OUR DEFAULT UNDER OUR CURRENT CREDIT FACILITY

        On January 29, 1999, we entered into an unsecured three-year $30 million Revolving Credit Loan Agreement (the "Loan Agreement") with PNC Bank, N.A. (the "Bank"). As a result of the restructuring and other special charges incurred during the quarter ended June 30, 1999, at June 30, 1999, we were not in compliance with the consolidated cash flow leverage ratio and consolidated net worth financial covenants included in the Loan Agreement. On August 12, 1999, the Bank notified us that such non-compliance constituted an event of default under the Loan Agreement. At September 30, 1999, while we were in compliance with the consolidated net worth financial covenant, we were not in compliance with the consolidated cash flow leverage ratio and minimum fixed charge coverage ratio financial covenants. As of the date of this filing, we are in the process of finalizing with the Bank the proposed terms of a waiver and amendment to the Loan Agreement to remedy the defaults which currently exist under the Loan Agreement. There can be no assurance that we will obtain such waiver and amendment on terms acceptable to us, if at all. In the event that the Bank calls the outstanding loan, we will be required to find a substitute source of working capital quickly in order to meet our cash needs. There can be no assurance, in such case, that we will be able to reach agreement with an alternative lender.

WE DEPEND ON SAP, ORACLE AND PEOPLESOFT

        During the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, approximately 56%, 52% and 43%, respectively, of our revenue (including our acquisitions of the CPI Companies, the Azimuth Companies and Empower Solutions, L.L.C. and its affiliate Empower, Inc. (the "Empower Companies"), see "Acquisition Risks") was derived from projects in which we implemented software developed by SAP. SAP is a major international German-based software company and a leading vendor of client/server application software for business applications. Our future success in our SAP-related consulting services depends largely on our continued:

o       relationship with SAP America, SAP's United States affiliate; and

o       status as a SAP National Logo Partner.

        We executed our SAP National Logo Partner Agreement in April 1997 and previously had been a SAP National Implementation Partner since 1995. In July 1997, we achieved Accelerated SAP Partner Status with SAP by meeting certain performance criteria established by SAP. Such status is awarded by SAP on an annual basis pursuant to contract. Our contract expires on December 31, 1999 and will be automatically renewed for a successive one-year period. Thereafter, our agreement is automatically renewed for successive one-year periods unless terminated by either party.

        During the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, approximately 12%, 11% and 8%, respectively, of our total revenue (including our acquisition of the CPI Companies, the Azimuth Companies and the Empower Companies) was derived from projects in which we implemented software developed by Oracle. Oracle is a leading vendor of client/server application software for business applications. Our current contract with Oracle expires on July 26, 2000 and is automatically renewed for a successive one-year period, unless terminated by either party. We expanded our relationship with Oracle by entering into an agreement, effective October 26, 1998. The agreement is expected to help us meet the demands of mid-sized to large companies using Oracle. The agreement is terminable by either party upon 30 days notice.

        Additionally, we have increased our PeopleSoft implementation projects. During 1998, we consummated acquisitions of companies whose practices consisted primarily of PeopleSoft implementation projects which added to our PeopleSoft practice. In addition, we acquired The Empower Companies, PeopleSoft implementation companies, in February 1999. During the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, approximately 12%, 19% and 26%, respectively, of our revenue (including our acquisitions of the CPI Companies, the Azimuth Companies and the Empower Companies) was derived from projects in which we implemented software developed by PeopleSoft. Our current contract with PeopleSoft expired on October 30, 1999. We currently are negotiating our contractual arrangement with PeopleSoft and expect to renew our contract. We cannot assure you that we will enter into a contract with PeopleSoft on terms acceptable to us, if at all.

        We have no reason to believe that our contracts with SAP, Oracle and PeopleSoft will not be renewed or that the scope of such contracts will be modified or limited in a manner adverse to us. However, there can be no assurance that such contracts will be renewed on terms acceptable to us, if at all. In addition, there could be a material adverse effect on our business if:

o          SAP,  Oracle or PeopleSoft  are unable to maintain  their  respective
           leadership  positions  within  the  business   applications  software
           market;

o       Sales of SAP, Oracle or PeopleSoft software products decline;

o       our relationship with SAP, Oracle or PeopleSoft deteriorates; or

o       SAP, Oracle or PeopleSoft elects to compete directly with us.


WE RELY SUBSTANTIALLY ON KEY CUSTOMERS AND INFORMATION TECHNOLOGY PARTNERS

        We have derived and believe that we will continue to derive a significant portion of our revenue from a limited number of customers and projects. For the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, our ten largest customers accounted for in the aggregate approximately 44%, 38% and 26% of our revenue. In 1996 PricewaterhouseCoopers LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During 1997, PricewaterhouseCoopers LLP accounted for approximately 10% of revenue. During 1998 and the nine months ended September 30, 1999, no single customer accounted for more than 10% of revenue. Most of our contracts can be canceled by the customer on short notice and without significant penalty, with the exception of fixed price contracts. The cancellation or significant reduction in the scope of a large contract could have a material adverse effect on our business. In addition, the amount of work performed for specific customers is likely to vary from year to year. The loss of any large customer or project could have a material adverse effect on our business. We also serve as a member of consulting teams assembled by other information technology consulting firms, some of which may also be our competitors. There can be no assurance that such information technology consulting firms will continue to use us in the future and at current levels of retention, if at all.

RISKS RELATING TO FIXED PRICE CONTRACTS MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

        While we provide services to our customers primarily on a time and materials basis, we also bid on an increasing number of fixed price projects. For the year ended December 31, 1998, fixed price contracts represented approximately 5% of our total revenues. For the nine months ended September 30, 1999, approximately 10% of our total revenues were derived from fixed price contracts. We believe that, as we pursue our strategy of making turnkey project management a larger portion of our business, we will likely be required to offer more fixed price projects. We have had limited prior experience in pricing and performing under fixed price arrangements. There can be no assurance that we will be able to complete such projects within the fixed price and required timeframes. The failure to perform within such fixed price contracts could have a material adverse effect on our business.

WE COULD BE LIABLE TO OUR CUSTOMERS FOR DAMAGES

        Many of our engagements involve projects that are critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. Our failure or inability to meet a customer's expectations could result in a material adverse change to the customer's operations. Such failure could give rise to claims for damages against us or cause damage to our reputation. Such claims could adversely affect our business. In some of our agreements, we have agreed to indemnify the customer for damages arising from services provided to, or on behalf of, such customer. Such indemnification could have a material adverse effect on our financial condition and results of operations. In some of our contracts, we agree that we will repair errors or defects in our deliverables without additional charge to the customer. To date, we have not experienced any material claims against such warranties. We have insurance for damages and expenses incurred in connection with alleged negligent acts, errors or omissions. There can be no assurance that we will not experience material claims in the future or that such insurance will continue to be available to us on acceptable terms.

WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES THAT COULD CAUSE LOSS OF VALUE TO OUR SHAREHOLDERS AND DISRUPTION OF OUR BUSINESS

        A key element of our strategy has been growth by acquisition. From May 1998 through the date of this Prospectus, we have completed the following four significant acquisitions of businesses with services complementary to those offered by us:

 Companies Acquired           Primary Location    Services           Date
 ------------------           ----------------    --------           ----

CPI Consulting Limited and     United Kingdom     PeopleSoft       May 1998
CPI Resources Limited                             Implementation

Azimuth Consulting Limited,    New Zealand        IT Management    November 1998
Azimuth Holdings Limited,                         Consulting


 Companies Acquired           Primary Location    Services           Date
 ------------------           ----------------    --------           ----

Braithwaite Richmond Limited
and Azimuth Corporation Limited

Network Publishing, Inc.       Provo, Utah        Web site design  January 1999
                                                  and customized
                                                  IT training
                                                  solutions

Empower Solutions, L.L.C.      Plymouth,          PeopleSoft       February 1999
and Empower, Inc.              Michigan           Implementation

        We expect to undertake additional acquisitions in the future, although none are planned or being negotiated as of the date of this Prospectus.

        Risks associated with acquisitions may include:

o       possible adverse effects on our operating results;

o       diversion of management's attention;

o       risks associated with unanticipated liabilities or contingencies;

o       risks associated with financing;

o integration of service offerings, operations and employees of acquired businesses; and

o       management of growth issues.

THERE IS INTENSE COMPETITION IN THE INFORMATION TECHNOLOGY SERVICES INDUSTRY

        The information technology services industry is highly competitive. Many of our competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources. Additionally, we have faced, and expect to continue to face, additional competition from new entrants into our markets.

        We believe that competitive factors in our markets include:

                          Principal Competitive Factors
                          -----------------------------

o       quality of service and deliverables;

o       speed of development and implementation;

o       price;

o       project management capability; and

o       technical and business expertise.


                                External Factors
                                ----------------

o the ability of our competitors to hire, retain and motivate project managers and other senior technical staff;

o the development by others of services that are competitive with our services; and

o       the extent of our competitors' responsiveness to customer needs.


        We also believe that we compete in large part based on our level of expertise in implementing and integrating SAP, Oracle, PeopleSoft and Baan products and a wide variety of other technologies. There can be no assurance that we will be able to continue to compete successfully with existing and new competitors.

WE MAY NOT BE ABLE TO KEEP PACE WITH ANTICIPATED RAPID TECHNOLOGICAL CHANGE

        Our success depends in part on our ability to develop solutions that keep pace with:

o       continuing changes in information technology;

o       evolving industry standards; and

o       changing customer objectives and preferences.

        There can be no assurance that we will be successful in adequately addressing these developments on a timely basis. Even if these developments are addressed, we may not be successful in the marketplace. In addition, competitor's products or technologies may make our services less competitive or obsolete. Our failure to address these developments could have a material adverse effect on our business.

OUR SUCCESS IS DEPENDENT UPON OUR KEY MANAGEMENT AND TECHNICAL PERSONNEL

        We believe that our success now and in the future will depend largely on the continued services of our key executive officers and leading technical personnel. Each executive officer and leading technical professional has entered into an employment agreement with us which contains non-competition, non-disclosure and non-solicitation covenants. The departure of one or more of such key personnel may have a material adverse effect on our business.

WE MAY NOT BE ABLE TO HIRE AND RETAIN QUALITY TECHNICAL PERSONNEL DUE TO A COMPETITIVE MARKET

        We believe that our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Since such qualified personnel are in great demand, there is significant competition for such employees and it is likely that access to such personnel will remain limited for the foreseeable future. There can be no assurance that we will be successful in attracting a sufficient number of such personnel in the future, or that we will be successful in retaining, training and motivating the employees we are able to attract. The failure to do so could:

o impair our ability to adequately manage and complete our existing projects;

o       impair our ability to bid for or obtain new projects; and

o       adversely affect our business.

OUR INTELLECTUAL PROPERTY RIGHTS MAY BE INSUFFICIENT

        Our  future  success  is  dependent,   in  part,  upon  our  proprietary
implementation methodology and toolset, development tools and other intellectual property rights. In order to protect our proprietary rights, we:

o       rely  upon   trade   secrets,   nondisclosure   and  other   contractual
        arrangements;

o       rely on copyright and trademark laws;

o enter into confidentiality agreements with employees, consultants and customers;

o       seek to limit access to and distribution of our proprietary information;
        and

o require almost all employees and consultants to assign to us their rights in intellectual property developed during their employment or engagement.

        There can be no assurance that the steps we take will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights.

        We believe that our trademarks, service marks, services, methodology and development tools do not infringe on the intellectual property rights of others. There can be no assurance, however, that such a claim will not be asserted against us in the future, or that if asserted, any such claim will be successfully defended. If we are not successful in defending such claim, we may be precluded from using certain marks or technologies or may incur royalty or licensing expenses.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS

        A significant portion of our business is derived from our international operations. During 1997 and 1998 and the nine months ended September 30, 1999, approximately 25%, 23% and 27% of our revenues were derived from international operations. We have established or acquired foreign operations in Australia, Denmark, India, Japan, New Zealand, the Philippines, Singapore, Thailand and the United Kingdom. In order to expand international sales, we may establish or acquire additional foreign operations. Increasing foreign operations has required and likely will continue to require significant management attention and financial resources and could materially adversely affect our business. There can be no assurance that we will be able to increase international market demand for our services. The risks relating to our international business activities include:

o       unexpected changes in regulatory environments;

o       foreign currency fluctuations;

o       tariffs and other trade barriers;

o       longer accounts receivable payment cycles;

o       difficulties in managing international operations;

o       potential  foreign  tax  consequences   including  restrictions  on  the
        repatriation of earnings; and

o the burdens of complying with a wide variety of foreign laws and regulations.

        There can be no assurance that such factors will not have a material adverse effect on our future international sales, if any, and, consequently, on our business and operating results.

RISKS ASSOCIATED WITH OUR OPERATIONS IN INDIA

       Through  our   subsidiaries,   Intelligroup  Asia  Private  Limited  and
Intelligroup India Private Limited, we are subject to the risks associated with doing business in India. India's central and state governments heavily regulate the Indian economy. In the recent past, the government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy. Certain of these benefits that directly affect our Indian operations include:

o       tax holidays;

o       liberalized import and export duties; and

o       preferential rules on foreign investment and repatriation.

        Changes in the business, political or regulatory climate of India could have a material adverse effect on our Indian business. In addition, India has experienced significant inflation, shortages of foreign exchange and has been subject to civil unrest. Further, the United States has recently imposed sanctions on India in response to certain nuclear testing conducted by the Indian government. Changes in the following factors could have a material adverse effect on our business and operating results:

o       inflation;

o       interest rates;

o       taxation; or

o other social, political, economic or diplomatic developments affecting India in the future.

RISK OF INCREASED GOVERNMENT REGULATION OF IMMIGRATION

        In the United States, we have relied and in the future expect to continue to rely increasingly upon attracting and retaining personnel with technical and project management skills from other countries. The Immigration and Naturalization Service limits the number of new petitions it approves each year. Accordingly, we may be unable to obtain visas necessary to bring critical foreign employees to the United States. Any difficulty in hiring or retaining foreign nationals in the United States could increase competition for technical personnel and have a material adverse effect on our business and operating results.

SHARES ELIGIBLE FOR FUTURE SALE COULD AFFECT OUR STOCK PRICE

        Future sales of common stock in the public market following this offering, or the perception that such sales could occur, may adversely affect the market price of the common stock. As of December 31, 1999, we had an aggregate of 15,946,716 shares of Common Stock issued and outstanding. Upon completion of this offering, an aggregate of 12,507,822 shares, including 3,045,630 shares issuable upon the exercise of stock options, will be freely tradable by persons other than our "affiliates" without restriction. In addition, an aggregate of 6,484,524 shares held by our founders may be sold pursuant to the provisions of Rule 144 (subject to volume limitations) under the Securities Act.

        Shortly after this offering, we intend to register an additional 3,250,000 shares of common stock issuable upon stock options granted or to be granted under our 1996 Stock Plan. In addition, subsequent to the date of this prospectus, we may be required to register additional shares of our common stock which may be issued in connection with an earn-out payment relating to our acquisition of Network Publishing, Inc.

OUR FOUNDERS OWN A SIGNIFICANT PORTION OF OUR OUTSTANDING COMMON STOCK AND ARE ABLE TO INFLUENCE CORPORATE MATTERS

        The founders of Intelligroup, Ashok Pandey, Rajkumar Koneru and Nagarjun Valluripalli, together beneficially own approximately 41% of the outstanding shares of our common stock. As a result, these shareholders, acting together, are able to influence significant control of matters requiring approval by our shareholders, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of Intelligroup, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices.

WE HAVE TAKEN CERTAIN ANTI-TAKEOVER MEASURES WHICH MAY MAKE AN ACQUISITION MORE DIFFICULT

        Certain provisions of our Certificate of Incorporation, By-laws and Shareholder Protection Rights Agreement could make it more difficult for a third party to acquire control of Intelligroup, even if such change in control would be beneficial to our shareholders. For example, our Certificate of Incorporation eliminates the rights of shareholders to call a special meeting of shareholders or take action by written consent. In addition, our Certificate of Incorporation allows our Board of Directors to issue preferred stock without shareholder approval. Such issuances could make it more difficult for a third party to acquire us. Our Shareholder Protection Rights Agreement is designed to deter coercive or unfair takeover attempts of Intelligroup. As a New Jersey corporation, we are also subject to the New Jersey Shareholders Protection Act contained in Section 14A:10A-1. In general, Section 14A:10A-1 prohibits a publicly-held New Jersey corporation from engaging in a "business combination" with an "interested stockholder" for a period of five years following the date the person became an interested stockholder, unless, among other things:

o the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status; and

o the business combination is approved by the affirmative vote of the holders of at least 66 2/3% of the corporation's voting stock not beneficially owned by the interested stockholder at a meeting called for such purpose.

A "business combination" generally includes a merger, sale of assets or stock, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within five years prior to the determination of interested stockholder status, did own, 10% or more of the corporation's voting stock.

POTENTIAL VOLATILITY OF OUR STOCK PRICE

        The market price of the shares of our common stock has been and in the future may be highly volatile. Some factors that may affect the market price include:

o       actual or anticipated fluctuations in our operating results;

o announcements of technological innovations or new commercial products or services by us or our competitors;

o market conditions in the computer software and hardware industries and IT services industry generally;

o       changes in recommendations or earnings estimates by securities analysts;
        and

o       actual or anticipated quarterly fluctuations in financial results.

        Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.

WE DO NOT EXPECT TO PAY CASH DIVIDENDS ON OUR COMMON STOCK

        We have never paid, and do not anticipate paying any dividends on our common stock in the foreseeable future.


                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares offered by the Selling Shareholders set forth in this Prospectus.


                             SELECTED FINANCIAL DATA

        The selected statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected balance sheet data as of December 31, 1997 and 1998 are derived from and are qualified by reference to, and should be read in conjunction with, the more detailed audited consolidated financial statements and the related notes thereto included elsewhere herein. The selected statement of operations data for the year ended December 31, 1994 and 1995 and the selected balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from our financial statements which are not included elsewhere herein. Prior period financial information has been revised to reflect our acquisitions of CPI Resources, the Azimuth Companies and the Empower Companies, during 1998 and 1999 which were accounted for in accordance with the pooling of interests method under generally accepted accounting principles. The financial data included herein should be read in conjunction with our periodic filings with the SEC relating to subsequent periods which are incorporated herein by reference.

     The following data has been derived from the consolidated financial statements of the Company and should be read in conjunction with those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included or incorporated by reference in this Prospectus.

                                                                                                       Nine Months Ended
                                                            Year Ended December 31,                      September 30,
                                                    1994      1995     1996      1997       1998         1998      1999
                                                  -------   -------  -------   -------    --------     --------  --------
                                                                                                           (unaudited)
STATEMENT OF OPERATIONS DATA:                                       (In thousands, except per share data)
Revenue.......................................    $19,438   $39,283  $61,699   $98,301    $162,840     $116,639  $141,528
Cost of sales.................................     13,528    29,263   43,142    67,452     104,984       73,165    91,562
                                                  -------   -------  -------   -------    --------     --------  --------
  Gross profit................................      5,910    10,020   18,557    30,849      57,856       43,474    49,966
                                                  -------   -------  -------   -------    --------     --------  --------
Selling, general and administrative
  expenses....................................      4,670     8,401   14,544    22,449      38,074       28,563    43,091
Acquisition expenses..........................         --        --       --        --       2,118          434     2,115
Restructuring and other special charges.......         --        --       --        --          --           --     7,328
                                                  -------   -------  -------   -------    --------     --------  --------
  Total operating expenses....................      4,670     8,401   14,544    22,449      40,192       28,997    52,534
                                                  -------   -------  -------   -------    --------     --------  --------
  Operating income (loss).....................      1,240     1,619    4,013     8,400      17,664       14,477    (2,568)
Other (income) expense, net...................         --        --       --        --          --         (121)     (110)
Factor charges/interest expense (income), net.        463     1,327    1,335      (265)      (187)         (100)      508
                                                  -------   -------  -------   -------    --------     --------  --------
Income (loss) before provision for income
  taxes and extraordinary charge..............        777       292    2,678     8,665      17,851       14,698    (2,966)
Provision (benefit) for income taxes..........        409       587      748     2,327       4,451        3,529      (552)
                                                  -------   -------  -------   -------    --------     --------  --------
Income (loss) before extraordinary charge.....        368      (295)   1,930     6,338      13,400       11,169    (2,414)
Extraordinary charge, net of income tax
    benefit of $296...........................         --        --    1,148        --          --           --        --
                                                  -------   -------  -------   -------    --------     --------  --------
    Net income (loss).........................    $   368   $  (295) $   782   $ 6,338    $ 13,400     $ 11,169  $ (2,414)
                                                  =======   =======  =======   =======    ========     ========  ========
Earnings (loss) per share(1):
  Basic earnings per share:
    Income (loss) before extraordinary charge.    $  0.02   $ (0.02) $  0.18   $  0.44    $   0.88     $   0.73  $  (0.16)
    Extraordinary charge, net of income tax
        benefit...............................         --        --    (0.11)       --          --           --        --
                                                  -------   -------  -------   -------    --------     --------  --------
      Net income (loss).......................    $  0.02   $ (0.02) $  0.07   $  0.44    $   0.88     $   0.73  $  (0.16)
                                                  =======   =======  =======   =======    ========     ========  ========
Weighted average number of common shares -
  Basic.......................................     15,011    15,011   11,003    14,457      15,207       15,205    15,549
                                                  =======   ======   =======   =======    ========     ========  ========
Diluted earnings per share:
  Income (loss) before extraordinary charge...    $  0.02   $ (0.02) $  0.16   $  0.42    $   0.85     $   0.71  $  (0.16)
  Extraordinary charge, net of income tax
    benefit...................................        --         --    (0.10)       --          --           --        --
                                                  -------   -------  -------   -------    --------     --------  --------
      Net income (loss).......................    $  0.02   $ (0.02) $  0.06   $  0.42    $   0.85     $   0.71  $  (0.16)
                                                  =======   =======  =======   =======    ========     ========  ========
Weighted average number of common shares -
 Diluted......................................     15,011    15,011   12,263    14,937      15,789       15,702    15,549
                                                  =======   =======  =======   =======    ========     ========  ========

                                                                As of December 31,                     As of September 30,
                                                  ------------------------------------------------     -------------------
                                                    1994      1995     1996      1997       1998              1999
                                                  -------   -------  -------   -------    --------          --------
                                                                 (In thousands)                            (unaudited)
 BALANCE SHEET DATA:
   Cash and cash equivalents..................    $ 1,399   $ 1,412  $ 8,301   $ 8,825    $  4,245          $  8,550
   Working capital surplus (deficit)..........      (492)      (991)  16,246    30,500      32,640            29,840
   Total assets...............................      7,599    12,571   24,945    43,064      69,565            82,238
   Short-term debt, including subordinated
     debentures...............................      1,304     3,608      226       386          11            10,706
   Long-term debt and obligations under
    capital leases, less current portion......        141       206      108       355          60               653
   Shareholders' equity.......................        557       128   18,280    34,036      47,949            47,295

(1) Basic and diluted earnings per share have replaced primary and fully diluted earnings per share in accordance with SFAS No. 128.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General
-------

        We provide a wide range of information technology services, including management consulting, enterprise-wide business process solutions, Internet applications services, applications outsourcing and maintenance, web site design and customization, IT training solutions, systems integration and custom software development based on leading technologies. We have grown rapidly since 1994 when we made a strategic decision to diversify our customer base by expanding the scope of our integration and development services and to utilize software developed by SAP as a primary tool to implement enterprise-wide business process solutions. In 1995, we achieved the status of a SAP National Implementation Partner. In the same year, we also began to utilize Oracle's ERP application products to diversify our service offerings. In 1997, we enhanced our partner status with SAP, by first achieving National Logo Partner status and then AcceleratedSAP Partner Status. Also, in 1997, we further diversified our ERP-based service offerings, by beginning to provide PeopleSoft and Baan implementation services. In July 1997, we were awarded PeopleSoft implementation partnership status. In September 1997, we were awarded Baan international consulting partnership status. In June 1998, we also expanded our Oracle applications implementation services practice and added upgrade services to meet market demand of mid-size to large companies that are implementing or upgrading Oracle applications.

        ACQUISITIONS

        During 1998, we expanded our operations through acquisitions. On May 7, 1998, we acquired thirty percent of the outstanding share capital of CPI Consulting Limited. The acquisition of CPI Consulting Limited was accounted for utilizing purchase accounting. The consideration we paid included the issuance of 165,696 shares of our common stock with a fair market value of $3.1 million, and a future liability to the sellers predicated upon operating results for the balance of 1998. The value of the liability has been determined as of December 31, 1998 to be $2.5 million, which is payable by the issuance of an additional 155,208 shares of our common stock. We issued such shares on March 22, 1999. The excess of the purchase price over the fair value of the net assets acquired was attributed to intangible assets, amounting in the aggregate to $5.8 million.

        On May 21, 1998, we acquired all of the outstanding share capital of CPI Resources Limited. The acquisition of CPI Resources Limited was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, we issued 371,000 shares of our Common Stock. At the time of the acquisition, CPI Resources Limited owned seventy percent of the outstanding share capital of CPI Consulting Limited.

        The CPI Companies provide consulting and implementation services related to PeopleSoft applications.

        On November 25, 1998, we consummated the acquisition of all of the outstanding capital stock of each of Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (collectively the "Azimuth Companies"). The acquisition of the Azimuth Companies was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, we issued 902,928 shares of our common stock.

        The Azimuth Companies provide business and management consulting services. Founded in 1984, Azimuth has a strong IT management consulting organization with operations in New Zealand, Australia, the Philippines and Southeast Asian countries.

        In January 1999, in order to augment our Internet and advanced technology practice, we acquired the outstanding capital stock of NPI located in Provo, Utah. The purchase price included an initial cash payment in the aggregate of $1,800,000 together with a cash payment of $200,000 to be held in escrow. In addition, the purchase price included an earn-out payment of up to $2,212,650 in restricted shares of our common stock payable on or before April 15, 2000 and a potential lump sum cash payment of $354,024 payable no later than March 31, 2000. This acquisition has been accounted for in 1999 under the purchase method of accounting. NPI provides web site design and front-end application solutions services. NPI has built a strong track record in designing web-sites that enable clients to achieve the desired sales and marketing impact.

        In addition, by way of merger, we augmented our PeopleSoft practice in North America by acquiring Empower Solutions, L.L.C. and its affiliate Empower, Inc. (the "Empower Companies") located in Plymouth, Michigan on February 16, 1999. The acquisition of the Empower Companies has been accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. Founded in 1997, the Empower Companies provide business process reengineering, system design and development, project management and training services. The purchase price consisted of the issuance of an aggregate of 1,831,091 restricted shares of our common stock. Additionally, on December 22, 1999, we issued an aggregate of 179,611 shares of our restricted common stock in connection with a net worth adjustment determined as of the closing date.

        OPERATIONS

        We generate revenue from professional services rendered to our customers. We recognize revenue as our services are performed. Our services range from providing customers with a single consultant to multi-personnel full-scale projects. We provide these services to our customers primarily on a time and materials basis and pursuant to written contracts which can be terminated with limited advance notice, typically not more than 30 days, and without significant penalty, generally limited to fees earned and expenses incurred by us through the date of termination. We provide our services directly to end-user organizations or as a member of a consulting team assembled by another information technology consulting firm to Fortune 1000 and other large and mid-sized companies. We generally bill our customers semi-monthly for the services provided by our consultants at contracted rates. Where contractual provisions permit, customers also are billed for reimbursement of expenses incurred by us on the customers' behalf.

        We also have provided services on certain projects in which we, at the request of the clients, offered a fixed price for our services. For the year ended December 31, 1998, revenues derived from projects under fixed price contracts represented approximately 5% of our total revenue. No single fixed price project was material to our business during 1998. However, one fixed price project, which began late in 1998, is expected be material to us during 1999. We believe that, as we pursue our strategy of making turnkey project management a larger portion of our business, we will continue to offer fixed price projects. We have had limited prior experience in pricing and performing under fixed price arrangements and believe that there are certain risks related thereto and thus price such arrangements to reflect the associated risk. There can be no assurance that we will be able to complete such projects within the fixed price timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on our business and operating results.

        We have derived and believe that we will continue to derive a significant portion of our revenue from a limited number of customers and projects. For the years ended December 31, 1996, 1997 and 1998, our ten largest customers accounted for in the aggregate, approximately 50%, 44% and 38% of our revenue, respectively. In 1996 PricewaterhouseCoopers LLP and Bristol-Myers Squibb each accounted for more than 10% of revenue. During 1997, PricewaterhouseCoopers LLP accounted for approximately 10% of revenue. During 1998, no customer accounted for more than 10% of revenue. For the years ended December 31, 1996, 1997 and 1998, 34%, 31% and 19%, respectively, of our revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms. There can be no assurance that such information technology consulting firms will continue to engage us in the future at current levels of retention, if at all. During the years ended December 31, 1996, 1997 and 1998, 57%, 56% and 52%, respectively, of our total revenue was derived from projects in which we implemented software developed by SAP. For the years ended December 31, 1997 and 1998, approximately 12% and 11% of our total revenue was derived from projects in which we implemented software developed by Oracle. For each of the years ended December 31, 1998, 1997 and 1996, approximately 19%, 12% and 9%, respectively, of our total revenue was derived from projects in which we implemented software developed by PeopleSoft. During the year ended December 31, 1998, approximately 58% of our revenue was derived from engagements at which we had project management responsibilities, compared to 31% and 12% during the years ended December 31, 1997 and 1996, respectively.

        Our most significant cost is project personnel expenses, which consist of consultant salaries, benefits and payroll-related expenses. Thus, our financial performance is based primarily upon billing margin (billable hourly rate less our cost of a consultant on an hourly basis) and personnel utilization rates (billable hours divided by paid hours). We believe that turnkey project management assignments typically carry higher margins. We have been shifting to such higher-margin turnkey management assignments and more complex projects by leveraging our reputation, existing capabilities, proprietary implementation methodology, development tools and offshore development capabilities with expanded sales and marketing efforts and new service offerings to develop turnkey project sales opportunities with both new and existing customers. Our inability to continue our shift to higher-margin turnkey management assignments and more complex projects may adversely impact our future growth.

        Since late 1994, we have made substantial investments in our infrastructure in order to support our rapid growth. For example, in 1994, we established and funded an operations facility in India, the Advance Development Center (the "ADC"), and in 1995 established a sales office in California. In addition, from 1994 to date, we have incurred expenses to develop proprietary development tools and our proprietary accelerated implementation methodology and toolset. Since 1995, we have also been increasing our sales force and our marketing, finance, accounting and administrative staff, in order to manage our growth. We currently maintain our headquarters in Edison, New Jersey, and branch offices in Chicago, Detroit, Foster City (California), Reston (Virginia), Edison (New Jersey), Dallas, Atlanta, Phoenix and Washington, D.C. We also currently maintain offices in Europe (the United Kingdom, Denmark, and Belgium), and Asia Pacific (Australia, India, New Zealand, the Philippines, and Singapore). We lease our headquarters in Edison, New Jersey, totaling approximately 48,475 square feet. Such lease has an initial term of ten (10) years, which commenced in September 1998. In October 1998, we finalized an agreement to sublet the space used for our prior headquarters for the remainder of the term of our sublease, which expires November 15, 1999.


Results of Operations
---------------------

        The following table sets forth for the periods indicated certain financial data expressed as a percentage of total revenue:

                                                              Percentage of Revenue
                                                                   Year Ended
                                                        ---------------------------------
                                                                  December 31,
                                                        ---------------------------------
                                                           1998        1997        1996
                                                        --------    --------    --------

Revenue ...........................................        100.0%      100.0%      100.0%
Cost of sales .....................................         64.5        68.6        69.9
                                                        --------    --------    --------
  Gross profit ....................................         35.5        31.4        30.1
Selling, general and administrative expenses ......         23.4        22.8        23.6
Acquisition expenses ..............................          1.3          --          --
                                                        --------    --------    --------
  Operating income ................................         10.8         8.6         6.5
Interest and other (expense) income, net ..........          0.1         0.3        (2.2)
                                                        --------    --------    --------
Income before provision for income taxes and
  extraordinary charge ............................         10.9         8.9         4.3
Provision for income taxes ........................          2.7         2.4         1.2
                                                        --------    --------    --------
Income before extraordinary charge ................          8.2         6.5         3.1
Extraordinary charge, net of income tax benefit ...           --          --         1.8
                                                        --------    --------    --------
  Net income ......................................          8.2         6.5         1.3
                                                        ========    ========    ========

        YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

        REVENUE. Revenue increased by 65.7% or $64.5 million, from $98.3 million in 1997 to $162.8 million in 1998. This increase was attributable primarily to increased demand for the Company's ERP implementation consulting services and, to a lesser extent, to increased demand for the Company's systems integration and Internet development services.

        GROSS PROFIT. The Company's cost of sales includes primarily the cost of salaries to consultants and related employee benefits and payroll taxes. The Company's cost of sales increased by 55.6%, or $37.5 million, from $67.5 million in 1997 to $105.0 million in 1998. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the increase in demand for the Company's services. The Company's gross profit increased by 87.5%, or $27.0 million, from $30.8 million in 1997 to $57.9 million in 1998. Gross profit margin increased from 31.4% of revenue in 1997 to 35.5% of revenue in 1998. The increase in such gross profit margin was primarily attributable to both the expanded utilization of the Company's offshore development facility in India, and the increase in implementation service projects where the Company has project management responsibilities, which typically carry higher gross margins, than those in which the Company provides supplemental staffing for client managed projects.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of administrative salaries, and related benefits costs, occupancy costs, sales person compensation, travel and entertainment, costs associated with the ADC and related development costs and professional fees. Selling, general and administrative expenses increased by 69.6%, or $15.6 million, from $22.4 million in 1997 to $38.1 million in 1998, and increased as a percentage of revenue from 22.8% to 23.4%, respectively. The increases in such expenses in absolute dollars and as a percentage of revenue were due primarily to the increase in salaries and related benefits reflecting headcount increases in the Company's sales force and its marketing, finance, accounting and administrative staff, in order to manage its growth. The Company's occupancy costs increased as a result of the relocation of its corporate headquarters into approximately 48,000 square feet of office space, from its former location which consisted of approximately 17,000 square feet. In addition, the Company experienced increases in sales and management recruiting costs, occupancy costs as additional offices were opened in the United States, support services and the provision for doubtful accounts.

        ACQUISITION EXPENSE. During the year ended 1998, the Company incurred costs of $2,118,000 in connection with the acquisitions of the CPI Companies and the Azimuth Companies, each of which was accounted for as a pooling of interests. These costs primarily consisted of professional fees associated with such acquisitions.

        PROVISION FOR INCOME TAXES. The Company's effective income tax rate was 24% and 27% for the years ended December 31, 1998 and 1997. During 1997, the Company reduced its valuation allowance by $207,000 as management determined that it was more likely than not, that the applicable portion of the net deferred tax asset would be or had been realized. The 1997 valuation allowance reduction favorably impacted the effective income tax rate by 3%. In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income tax will be due during such period. For the year ended December 31, 1998 and 1997, the tax holiday favorably impacted the effective tax rate by approximately 7% and 6%, respectively. Based on current and anticipated profitability, management believes all net deferred tax assets are more likely than not to be realized.

        As discussed in Note 11 to the consolidated financial statements, on February 16, 1999, the Company acquired Empower Solution, L.L.C. and Empower, Inc. (a corporation organized under subchapter S of the Internal Revenue Code). The acquisitions were accounted for as poolings of interests and thus prior year financial statements have been restated in accordance with the pooling of interests rules. The Empower Companies were pass-through entities for tax reporting purposes, thus their income was not taxed at the corporate level. Accordingly, the Company's federal statutory tax rate was reduced by 13% and 6% for 1998 and 1997, respectively.

        YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

        REVENUE. Revenue increased by 59.3%, or $36.6 million, from $61.7 million in 1996 to $98.3 million in 1997. This increase was attributable primarily to increased demand for the Company's SAP related implementation consulting services and, to a lesser extent, to increased demand for the Company's systems integration and custom software development services.

        GROSS PROFIT. The Company's cost of sales increased by 56.3%, or $24.3 million, from $43.1 million in 1996 to $67.4 million in 1997. The increase was due to increased personnel costs resulting from the hiring of additional consultants to support the increase in demand for the Company's services. The Company's gross profit increased by 66.2%, or $12.3 million, from $18.6 million in 1996 to $30.8 million in 1997. Gross profit margin increased from 30.1% of revenue in 1996 to 31.4% of revenue in 1997. The increase in such gross profit margin was attributable to the increase in implementation services projects and a combination of improved billing margins, greater consultant utilization and achieving certain customer performance incentives.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 54.4%, or $7.9 million, from $14.5 million in 1996 to $22.4 million in 1997, and decreased as a percentage of revenue from 23.6% to 22.8%, respectively. The increases in such expenses in absolute dollars were due primarily to the expansion of the Company's sales and marketing activities in 1997 and increased travel and entertainment expenses due to the growth of the business and the employee base. Such expenses were increased to support the continued revenue growth of the Company in the United States and abroad. In addition, such expenses increased due to increased sales and management recruiting costs, support services, and an increase in the provision for doubtful accounts.

        FACTOR FEES/INTEREST (INCOME) EXPENSE, NET. Factor fees in the 1996 period were the charges incurred by the Company to finance its accounts receivable. On October 10, 1996, the Company repaid the factor with a portion of the proceeds from the Company's initial public offering, approximately $4.4 million, consisting of all amounts outstanding under the agreement with its factor and terminated its factor agreement. Subsequent to the Company's initial public offering, interest income has been earned on interest bearing cash accounts and short term investments.

        PROVISION FOR INCOME TAXES. The Company's effective income tax rate was 27% and 28% for the years ended December 31, 1997 and 1996. During 1997 and 1996, the Company reduced their valuation allowance by $207,000 and $461,000, respectively as management determined that it was more likely than not, that the applicable portion of the net deferred tax asset would be or had been realized. The 1997 and 1996 valuation allowance reduction favorably impacted the effective income tax rate by 3% and 14%, respectively. In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income tax will be due during such period. For the year ended December 31, 1997, the tax holiday favorably impacted the effective tax rate by approximately 6%. There was no significant impact for 1996. Based on current and anticipated profitability, management believes all net deferred tax assets are more likely than not to be realized.


Backlog
-------

        The Company normally enters into written contracts with its customers at the time it commences work on a project. These written contracts contain varying terms and conditions and the Company does not generally believe it is appropriate to characterize such written contracts as creating backlog. In addition, because these written contracts often provide that the arrangement can be terminated with limited advance notice and without significant penalty, the Company does not believe that projects in process at any one time are a reliable indicator or measure of expected future revenue. In the event that a customer terminates a project, the customer remains obligated to pay the Company for services performed by it through the date of termination.


Liquidity and Capital Resources
-------------------------------

        The Company funds its operations primarily from cash flow generated from operations, and prior to 1998 from cash balances generated from the Company's initial and follow-on public offerings consummated in October 1996 and July 1997, respectively.

        The Company had cash and cash equivalents of $4.2 million at December 31, 1998 and $8.8 million at December 31, 1997. The Company had working capital of $32.6 million at December 31, 1998 and $30.5 million at December 31, 1997.

        Cash provided by operating activities was $6.1 million during the year ended December 31, 1998, resulting primarily from net income of $13.4 million during the year ended December 31, 1998, an increase of $8.2 million in accounts payable, accrued payroll and accrued expenses, offset by an increase of $16.8 million in accounts receivable and unbilled services. Cash used in operating activities for the years ended December 31, 1997 and 1996 was $6.6 million and $4.6 million, respectively.

        In accordance with investment guidelines approved by the Company's Board of Directors, cash balances in excess of those required to fund operations have been invested in short-term U.S. Treasury securities and commercial paper with a credit rating no lower than A1/P1.

        The Company invested $7.1 million, $2.4 million and $1.0 million in computer equipment and office furniture and fixtures in 1998, 1997 and 1996, respectively. The increase reflects purchases of computer and telecommunications equipment for consultants and administrative staff and office furniture and fixtures related to the Company's new headquarters in Edison, New Jersey, and other offices opened during 1998.

        During 1996 the Company's factoring agreement required that the Company offer all of its trade accounts receivable to the factor for financing; however, the factor was under no obligation to accept any or all of such receivables. For a variety of reasons, including the rapid growth of the Company, the lack of available tangible security to utilize as collateral and the absence of historical operating profits prior to 1996, the Company was unable to obtain more traditional financing. On October 10, 1996, the Company repaid approximately $4.4 million consisting of all amounts outstanding under the agreement with the factor and terminated the factoring agreement.

        In March 1996, in anticipation of the debenture financing described below, the Company obtained a $750,000 line of credit, payable on demand, from a bank. The line of credit carried interest at the federal funds rate plus 1%. Borrowings under the line totaled $200,000 at March 31, 1996 and $300,000 in April 1996, when the Company repaid all amounts outstanding under such line in connection with the debenture financing described below. The line of credit has been terminated in accordance with the terms of such debenture financing.

        In April 1996, the Company issued and sold five-year 9% subordinated debentures in the aggregate principal amount of $6.0 million to Summit Ventures IV, L.P. and Summit Investors III, L.P. The subordinated debentures were issued to raise funds for working capital and general corporate purposes, to repurchase from the then-current shareholders, Messrs. Pandey, Koneru and Valluripalli, an aggregate of 4,881,066 shares of Common Stock for an aggregate of $1.5 million, to repay approximately $300,000 outstanding under a $750,000 credit facility and to satisfy approximately $358,000 of cash overdrafts. Upon receipt of the net proceeds from the Company's initial public offering in October 1996, the Company prepaid approximately $6.3 million, representing all amounts outstanding under such debentures, including interest.

        Subsequent to December 31, 1995, the Company determined that it had unrecorded and unpaid federal and state payroll-related taxes for certain employees. As a result of the Company's voluntary disclosure to the Internal Revenue Service of certain unpaid tax liabilities, on June 5, 1996, the Company received an audit assessment from the Internal Revenue Service for unpaid 1994 and 1995 federal income tax withholding, FICA and FUTA taxes in the aggregate amount of approximately $800,000 which was paid in full in August 1996. No interest or penalties were assessed. Reserves, aggregating $1.0 million, including the amount of the Internal Revenue Service audit assessment, were recorded at December 31, 1995. No assurance may be given, however, that interest, penalties or additional state or federal taxes will not be assessed in the future. The Company's principal shareholders, Messrs. Pandey, Koneru and Valluripalli, have agreed to indemnify the Company for any and all losses which the Company may sustain, in excess of the $1.0 million reserve, net of any tax benefits realized by the Company, arising from or relating to federal or state tax, interest or penalty payment obligations resulting from the above subject matter. The Company believes that its failure to record and pay 1994 and 1995 federal and state payroll-related taxes for certain employees resulted from a combination of factors, including lack of internal controls and lack of financial expertise and oversight.

        From January 1997 until January 1999, the Company had a credit facility with a bank, which included a revolving line of credit and a component for equipment term loans. As of December 31, 1998, there were no amounts outstanding under the revolving line of credit and no equipment term loans outstanding.

        On January 29, 1999, the Company entered into an unsecured three-year $30 million Revolving Credit Loan Agreement (the "Loan Agreement") with PNC Bank, N.A. (the "Bank"). The proceeds of the credit facility may be used by the Company for financing acquisitions and general corporate purposes. At the Company's option, for each loan, interest shall be computed either at the Bank's prime rate per annum or the Adjusted Libor Rate plus the Applicable Margin, as such terms are defined in the Loan Agreement. The Company's obligations under the credit agreement are payable at the expiration of such facility on January 29, 2002. Approximately $10.6 million was outstanding under this credit facility at September 30, 1999.

        The credit agreement contains financial covenants which require the Company to (i) maintain a consolidated cash flow leverage ratio equal to or less than 2.5 to 1.0 for the period of four fiscal quarters preceding the date of determination taken together as one accounting period ("Consolidated Cash Flow Leverage Ratio"), (ii) maintain a consolidated net worth of not less than consolidated net worth of the prior fiscal year plus 50% of positive net income for such fiscal year ("Consolidated Net Worth"), (iii) not enter into any agreement to purchase and/or pay for, or become obligated to pay for capital expenditures, long term leases, capital leases or sale lease-backs, in an amount at any time outstanding aggregating in excess of $5,000,000 during any fiscal year, provided, however, in a one year carry-forward basis, the Company may incur capital expenditures not to exceed $8,000,000 during any fiscal year, and
(iv) not cause or permit the minimum fixed charge coverage ratio, calculated on the basis of a rolling four quarters to be less than 1.4 to 1.0 as at the end of each fiscal quarter ("Minimum Fixed Charge Coverage Ratio").

        As a result of the restructuring and other special charges incurred during the quarter ended June 30, 1999, at June 30, 1999, the Company was not in compliance with the Consolidated Cash Flow Leverage Ratio and Consolidated Net Worth financial covenants. On August 12, 1999, the Bank notified the Company that such non-compliance constituted an Event of Default under the Loan Agreement. At September 30, 1999, while the Company was in compliance with the Consolidated Net Worth financial covenant, it was not in compliance with the Consolidated Cash Flow Leverage Ratio and Minimum Fixed Charge Coverage Ratio financial covenants. As of the date of this filing, the Company and the Bank are in the process of finalizing the proposed terms of a waiver and amendment to the Loan Agreement to remedy the defaults which currently exist under the Loan Agreement. The terms of such proposed waiver and amendment may include, among other things, (i) a $15 million reduction in availability under the Loan
Agreement, (ii) a requirement that the loan be secured by a first priority perfected security interest on all of the assets of the Company and its domestic subsidiaries and (iii) certain revised financial covenants. There can be no assurance that the Company will obtain such waiver and amendment on terms acceptable to the Company, if at all.

        The Company believes that its available funds, together with current credit arrangements and the cash flow expected to be generated from operations, will be adequate to satisfy its current and planned operations for at least the next 12 months.

Recently Issued Accounting Standards
------------------------------------

        SFAS No. 130, "Reporting Comprehensive Income" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement addresses the reporting and displaying of comprehensive income and its components. Adoption of SFAS No. 130 relates to disclosure within the financial statements and is not expected to have a material effect on the Company's consolidated financial statements. The Company adopted the provisions of SFAS No. 130 on January 1, 1998.

        SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information" was issued in June 1997. This statement is effective for the Company's fiscal year ending December 31, 1998. This statement changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports. The Company adopted the provisions in 1998.

        In April, 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up
Activities." The SOP requires all costs incurred as start-up costs or organization costs be expenses as incurred. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

        In March, 1998, the Accounting Standards Executive Committee issued SOP 98-1. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP required that computer software costs that are incurred in the preliminary project stage be expensed as incurred and that criteria be met before capitalization of costs to develop or obtain internal use computer software. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

Year 2000 Compliance
--------------------

        Historically, certain computer programs have been written using two digits rather than four to define the applicable year, which could result in the computer recognizing a date using "00" as the year 1900 rather than 2000. This in turn, could result in major system failures or miscalculations, and is generally referred to as the "Year 2000 Problem". The Company believes that it has sufficiently assessed its state of readiness with respect to its Year 2000 compliance. Based on its assessment, the Company does not believe that Year 2000 compliance will result in material investments by the Company, nor does the Company anticipate that the Year 2000 Problem will have any adverse effects on the business operations or financial performance of the Company. The Company does not believe that it has any material exposure to the Year 2000 Problem with respect to its own information systems. Based upon its assessment, the Company has established no reserve nor instituted any contingency plans.

        However, the purchasing patterns of customers and potential customers may be affected by issues associated with the Year 2000 Problem. As companies expend significant resources to correct their current data storage solutions, these expenditures may result in reduced funds to purchase products or undertake projects such as those offered by the Company. There can be no assurance that the Year 2000 Problem, as it relates to customers, potential customers and other third-parties, will not adversely affect the Company's business, operating results and financial condition. Conversely, the Year 2000 Problem may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for the Company's products.

European Monetary Union (EMU)
-----------------------------

        The euro was introduced on January 1, 1999, at which time the eleven participating EMU member countries established fixed conversion rates between their existing currencies (legacy currencies) and the euro. The legacy currencies will continue to be used as legal tender through January 1, 2002; thereafter, the legacy currencies will be canceled and euro bills and coins will be used for cash transactions in the participating countries. The Company's European sales and operations offices affected by the euro conversion have established plans to address the systems issues raised by the euro currency conversion and are cognizant of the potential business implications of converting to a common currency. The Company is unable to determine the ultimate financial impact of the conversion on its operations, if any, given that the impact will be dependent upon the competitive situations which exist in the various regional markets in which the Company participates and the potential actions which may or may not be taken by the Company's competitors and suppliers.


                              SELLING SHAREHOLDERS

        The Shares to be offered under this Prospectus are owned by Bandele Attah, Paul Grant, Michael J. Hirst, Richard M. Lucy, Christopher J.J. Smith, Robert Wilson, Patrick J. Kavanaugh, Kurt A. Collins, Marcelo J. Casas and Jay
D. Hiller. Messrs. Attah, Grant, Hirst, Lucy, Smith and Wilson acquired their Shares in connection with the acquisition by the Company, through its wholly-owned subsidiary, of their equity interests in CPI Consulting Limited, pursuant to the terms of an Agreement of Purchase and Sale dated as of May 7, 1998, among the Company, the Company's wholly-owned subsidiary and Messrs. Attah, Grant, Hirst, Lucy, Smith and Wilson. Pursuant to the terms of such agreement, the Company is required to file a registration statement covering the Shares held by Messrs. Attah, Grant, Hirst, Lucy, Smith and Wilson with the SEC. Messrs. Kavanaugh, Collins, Casas and Hiller acquired their Shares in connection with the acquisition by the Company of their equity interests in the Empower Companies, pursuant to the terms of an (i) Agreement and Plan of Merger dated February 16, 1999, among the Company, ES Merger Corp., Empower Solutions, L.L.C. and Messrs. Kavanaugh, Collins, Casas and Hiller; and (ii) Agreement and Plan of Merger dated February 16, 1999, among the Company, ES Merger Corp., Empower, Inc. and Messrs. Kavanaugh and Collins. Pursuant to that certain Registration Rights Agreement dated as of February 16, 1999, among the Company and Messrs. Kavanaugh, Collins, Casas and Hiller, the Company is required to file a registration statement covering the Shares held by Messrs. Kavanaugh, Collins, Casas and Hiller.

        The following table sets forth, as of December 31, 1999, certain information with respect to the Selling Shareholders.


                                                              Number of
                                    Beneficial Ownership      Shares          Beneficial
              Name of               of Selling Shareholders   Offered     Ownership of Shares
       Selling Shareholders         Prior to Offering (1)     Hereby(2)     After Offering(2)
-------------------------------     -----------------------   ---------   -------------------
                                      Number     Percent                  Number     Percent
                                      ------     -------                  ------     -------

Bandele Attah..................     50,234(3)      *          12,934      37,300       *
Paul Grant.....................     53,250(4)      *          12,934      40,316       *
Michael J. Hirst...............     41,194(5)      *          12,934      28,260       *
Richard M. Lucy................     50,734(6)      *          12,934      37,800       *
Christopher J.J. Smith.........     51,734(7)      *          12,934      38,800       *
Robert J. Wilson...............     13,684(8)      *          12,934         750       *
Patrick J. Kavanaugh...........     133,073(9)     *         132,724         349       *
Kurt A. Collins................     132,724(10)    *         132,724          --       *
Marcelo J. Casas...............     299,879(11)   1.9         57,456     242,423      1.5
Jay D. Hiller..................     215,877(12)   1.4         39,773     176,104      1.1


*    Less than one percent

(1) Applicable percentage of ownership is based on 15,946,716 shares of Common Stock issued and outstanding.

(2) Assumes that all Shares are sold pursuant to this offering and that no other shares of Common Stock are acquired or disposed of by the Selling Shareholders prior to the termination of this offering. Because the Selling Shareholders may sell all, some or none of their Shares or may acquire or dispose of other shares of Common Stock, no reliable estimate can be made of the aggregate number of Shares that will be sold pursuant to this offering or the number or percentage of shares of Common Stock that each Selling Shareholder will own upon completion of this offering.

(3) Includes 750 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from December 22, 1999. Does not include options to purchase 12,250 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(4) Includes 3,900 shares purchased on the open market and 3,250 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from December 22, 1999. Does not include options to purchase 19,750 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(5) Includes 3,250 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from December 22, 1999. Does not include options to purchase 19,750 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(6) Includes 750 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from December 22, 1999. Does not include options to purchase 2,250 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(7) Includes 3,250 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from December 22, 1999. Does not include options to purchase 19,750 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.

(8) Includes 750 shares subject to options granted pursuant to the Company's 1996 Stock plan which are exercisable within 60 days from December 22, 1999. Does not include options to purchase 2,250 shares of Common Stock granted to such holder pursuant to the Company's 1996 Stock Plan exercisable after such date.



(9) Includes 74,126 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Does not include options to purchase 155,029 shares of Common Stock granted to Mr. Kavanaugh pursuant to the Company's 1996 Stock Plan which become exercisable on April 4, 2001.

(10) Includes 74,126 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Does not include options to purchase 155,029 shares of Common Stock granted to Mr. Collins pursuant to the Company's 1996 Stock Plan which become exercisable on April 4, 2001.

(11) Includes 31,188 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Also includes 2,700 shares purchased on the open market. Does not include options to purchase 214,499 shares of Common Stock granted to Mr. Casas pursuant to the Company's 1996 Stock Plan which become exercisable on April 4, 2001.

(12) Includes 21,588 shares held in escrow pending settlement of any claims relating to the acquisition of the Empower Companies by the Company and expiration of the escrow agreement on February 16, 2000. Does not include options to purchase 77,444 shares of Common Stock granted to Mr. Hiller pursuant to the Company's 1996 Stock Plan which become exercisable on April 4, 2001.


        All offering expenses are being paid by us except the fees and expenses of any counsel and other advisors that the Selling Shareholders may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.


                              PLAN OF DISTRIBUTION

        The Selling Shareholders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made over-the-counter on the Nasdaq National Market at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act. The expenses of preparing this Prospectus and the related Registration Statement with the Commission will be paid by the Company. Shares of Common Stock covered by this Prospectus also may qualify to be sold pursuant to Rule 144 (subject to the holding periods thereunder) under the Securities Act, rather than pursuant to this Prospectus. The Selling Shareholders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.


                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, 650 College Road East, Princeton, New Jersey.

                                     EXPERTS

        The consolidated financial statements for fiscal years ended December 31, 1998, 1997 and 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

o any proceeding involving such persons by reason of his or her serving or having served in such capacities; or

o each such person's acts taken in such capacity if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

        With respect to any criminal proceeding, indemnity is permitted if such person had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

        Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

o acts or omissions not in good faith or which involve a knowing violation of law; or

o as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation; or

o any transaction from which the director or officer derived an improper personal benefit.

        Our Certificate of Incorporation limits the liability of our directors and officers as authorized by Section 14A:2-7(3). The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock is required to amend such provisions.

        Our Amended and Restated By-laws specify that we shall indemnify our directors and officers to the extent such parties are involved in or made a party to any action, suit or proceeding because he or she was a director or officer. We have agreed to indemnify such parties for their actual and reasonable expenses if such party:

o acted in good faith and in a manner he or she reasonably believed to be in our best interests; and

o       had no reasonable cause to believe his or her conduct was unlawful.

        This provision of the By-laws is deemed to be a contract between us and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect. Any repeal or modification shall not offset any action, suit or proceeding brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock is required to adopt, amend or repeal such provision of the By-laws.

        We have executed indemnification agreements with each of our directors and executive officers. Such agreements require us to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary.

        We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done. The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.


                 SECURITIES AND EXCHANGE COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Intelligroup pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                     Page
                                                                     ----

Report of Independent Public Accountants.........................    F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 1998 and 1997.....    F-3

Consolidated Statements of Income for the years ended
          December 31, 1998, 1997 and 1996.......................    F-4

Consolidated Statements of Shareholders' Equity for the years
          ended December 31, 1998, 1997 and 1996.................    F-5

Consolidated Statements of Cash Flows for the years ended
          December 31, 1998, 1997 and 1996.......................    F-6

Notes to Consolidated Financial Statements.......................    F-7

Financial Statement Schedules
          Financial Statement Schedules required by the Securities and Exchange Commission have been omitted as the required information is included in the Notes to the Consolidated Financial Statements or are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Intelligroup, Inc.:

        We have audited the accompanying consolidated balance sheets of Intelligroup, Inc. (a New Jersey corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligroup, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                            ARTHUR ANDERSEN LLP

Roseland, New Jersey
May 7, 1999 (except with
respect to the third and
fifth paragraphs of Note 11
as to which the date is
January 6, 2000)

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                                     1998               1997
                                                               -------------      -------------
                          ASSETS
Current Assets:
  Cash and cash equivalents...............................     $   4,245,000      $   8,825,000
  Accounts receivable, less allowance for doubtful
    accounts of $1,053,000 and $799,000 at December 31,
    1998 and 1997, respectively...........................        33,622,000         21,065,000
  Unbilled services.......................................        10,842,000          7,840,000
  Deferred tax asset......................................           808,000            404,000
  Other current assets....................................         4,197,000            790,000
                                                               -------------      -------------
      Total current assets................................        53,714,000         38,924,000
Property and equipment, net...............................         9,506,000          3,781,000
Costs in excess of fair value of net assets acquired, net.         5,629,000                 --
Other assets..............................................           716,000            359,000
                                                               -------------      -------------
                                                               $  69,565,000      $  43,064,000
                                                               =============      =============
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................................     $   5,347,000      $   1,960,000
  Accrued payroll and related taxes.......................         6,254,000          3,569,000
  Accrued expenses and other liabilities..................         2,999,000          1,430,000
  Accrued acquisition costs...............................         3,302,000                 --
  Income taxes payable....................................         3,160,000          1,079,000
  Current portion of long term debt and obligations under
    capital leases........................................            11,000            386,000
                                                               -------------      -------------
      Total current liabilities...........................        21,073,000          8,424,000
                                                               -------------      -------------
Long term debt and obligations under capital leases, less
  current portion.........................................            60,000            355,000
                                                               -------------      -------------
Deferred income taxes.....................................           483,000            171,000
                                                               -------------      -------------
Minority interest.........................................                --             78,000
                                                               -------------      -------------
Commitments and contingencies

Shareholders' Equity
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized, none issued or outstanding................                --                 --
  Common stock, $.01 par value, 25,000,000 shares
    authorized, 15,393,000 and 15,083,000 shares issued
    and outstanding at December 31, 1998 and 1997,
    respectively..........................................           154,000            151,000
  Additional paid-in capital..............................        35,263,000         30,814,000
  Retained earnings.......................................        13,077,000          3,170,000
  Currency translation adjustments........................          (545,000)           (99,000)
                                                               -------------      -------------
      Total shareholders' equity .........................        47,949,000         34,036,000
                                                               -------------      -------------
                                                               $  69,565,000      $  43,064,000
                                                               =============      =============

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
              For the Years Ended December 31, 1998, 1997 and 1996

                                                                   1998              1997              1996
                                                               -------------     -------------     -------------
Revenue..................................................      $ 162,840,000     $  98,301,000     $  61,699,000
Cost of sales............................................        104,984,000        67,452,000        43,142,000
                                                               -------------     -------------     -------------
      Gross profit.......................................         57,856,000        30,849,000        18,557,000
                                                               -------------     -------------     -------------
Selling, general and administrative expenses.............         38,074,000        22,449,000        14,544,000
Acquisition expenses.....................................          2,118,000                --                --
                                                               -------------     -------------     -------------
      Total selling, general and administrative expenses.         40,192,000        22,449,000        14,544,000
                                                               -------------     -------------     -------------
      Operating income...................................         17,664,000         8,400,000         4,013,000
                                                               -------------     -------------     -------------
Other expenses:
  Interest (income) expense, net.........................           (187,000)         (265,000)          336,000
  Factor charges.........................................                 --                --           999,000
                                                               -------------     -------------     -------------
                                                                    (187,000)         (265,000)        1,335,000
                                                               --------------    --------------    -------------
Income before provision for income taxes and
  extraordinary charge...................................         17,851,000         8,665,000         2,678,000
Provision for income taxes...............................          4,451,000         2,327,000           748,000
                                                               -------------     -------------     -------------
Income before extraordinary charge.......................         13,400,000         6,338,000         1,930,000

Extraordinary charge-Loss on early extinguishment of
  debt, net of income tax benefit of $296,000............                 --                --         1,148,000
                                                               -------------     -------------     -------------
Net income...............................................      $  13,400,000     $   6,338,000     $     782,000
                                                               =============     =============     =============
Earnings per share:
  Basic earnings per share:
      Income before extraordinary charge.................      $       0.88      $        0.44     $        0.18
      Extraordinary charge, net of income tax benefit....                --                 --             (0.11)
                                                               ------------      ------------      -------------
        Net income per share.............................      $       0.88      $        0.44     $        0.07
                                                               ============      =============     =============

      Weighted average number of common shares - Basic...        15,207,000         14,457,000        11,003,000
                                                               ============      =============     =============

  Diluted earnings per share:
      Income before extraordinary charge.................      $       0.85      $        0.42      $       0.16
      Extraordinary charge, net of income tax benefit....                --                 --             (0.10)
                                                               ------------      ------------      -------------
        Net income per share.............................      $       0.85      $        0.42     $        0.06
                                                               ============      =============     =============

      Weighted average number of common shares - Diluted.        15,789,000         14,937,000        12,263,000
                                                               ============      =============     =============

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1998, 1997 and 1996

                                                                                     Cumulative
                                                                        Retained       Foreign                   Comprehensive
                                    Common Stock       Addutional       Earnings      Currency      Total           Income
                                 -------------------    Paid-in       (Accumulated   Translation  Shareholders'     for the
                                 Shares       Amount    Capital          Deficit)    Adjustments   Equity           Period
                                 ------       ------   ----------     ------------   -----------  ------------   -------------

Balance at December 31, 1995    15,298,000  $153,000   $   639,000    $  (719,000)   $  17,000   $    90,000              --

Repurchase and retirement
of common stock.............    (4,881,000)  (49,000)           --     (1,451,000)          --    (1,500,000)             --

Issuance of common stock,
net of related costs........    2,050,000     20,000    17,815,000             --           --    17,835,000              --

Exercise of warrants........    1,364,000     14,000     1,386,000             --           --     1,400,000              --

Currency transactions
adjustments.................           --         --            --             --       68,000        68,000     $    68,000

Shareholder dividends.......           --         --            --       (931,000)          --      (931,000)             --

Net income..................           --         --            --        782,000           --       782,000         782,000
                                ---------   --------   -----------    -----------    ---------   -----------     -----------

Balance at December 31, 1996    13,831,000   138,000    19,840,000     (2,319,000)      85,000    17,744,000     $   850,000
                                                                                                                 ===========

Issuance of common stock,
net of related costs........    1,150,000     12,000     9,888,000             --           --     9,900,000              --

Exercise of stock options...      102,000      1,000       838,000             --           --       839,000              --

Tax benefit from exercise
of stock options............           --         --       248,000             --           --       248,000              --

Shareholder dividends.......           --         --            --       (849,000)          --      (849,000)             --

Currency translation
adjustments.................           --         --            --             --     (184,000)     (184,000)    $  (184,000)

Net income..................           --         --            --      6,338,000           --     6,338,000       6,338,000
                                ---------   --------   -----------    -----------    ---------   -----------     -----------

Balance at December 31, 1997    15,083,000   151,000    30,814,000      3,170,000      (99,000)   34,036,000     $ 6,154,000
                                                                                                                 ===========

Issuance of common stock in
connection with acquisitions      166,000      2,000     3,126,000             --           --     3,128,000              --

Exercise of stock options...      144,000      1,000     1,021,000             --           --     1,022,000              --

Tax benefit from exercise
of stock options............           --         --       302,000             --           --       302,000              --

Adjustment for difference
in Azimuth fiscal periods...           --         --            --         32,000           --        32,000              --

Shareholder dividends.......           --         --            --     (3,525,000)          --    (3,525,000)             --

Currency translation                   --         --            --             --     (446,000)     (446,000)    $  (446,000)
adjustments.................

Net income..................           --         --            --     13,400,000           --    13,400,000      13,400,000
                                ---------     ------   -----------    -----------    ---------   -----------     -----------

Balance at December 31, 1998    15,393,000  $154,000   $35,263,000    $13,077,000    $(545,000)  $47,949,000     $12,954,000
                                ==========   =======   ===========    ===========    =========   ===========     ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1998, 1997 and 1996

                                                                  1998             1997             1996
                                                                  ----             ----             ----
Cash flows from operating activities:
  Net income................................................   $13,400,000      $ 6,338,000      $   782,000
  Adjustments to reconcile net income to net cash
    (provided by) used in operating activities:
      Depreciation and amortization.........................     1,538,000          571,000          362,000
      Provision for doubtful accounts.......................     1,268,000          765,000          590,000
      Extraordinary charge..................................            --               --        1,148,000
      Deferred income taxes.................................       (92,000)          98,000         (331,000)
      Tax benefit from exercise of stock options............       302,000          248,000               --
      Minority interest.....................................            --           78,000               --
  Changes in operating assets and liabilities:
      Accounts receivable...................................   (13,826,000)     (11,194,000)      (3,691,000)
      Unbilled services.....................................    (3,002,000)      (4,920,000)      (1,208,000)
      Other current assets..................................    (3,406,000)        (255,000)          52,000
      Other assets..........................................      (357,000)        (134,000)        (193,000)
      Cash overdraft........................................            --               --          (83,000)
      Accounts payable......................................     3,388,000        1,086,000       (1,252,000)
      Accrued payroll and related taxes.....................     2,685,000          743,000       (1,137,000)
      Accrued expenses and other liabilities................     2,130,000         (563,000)         313,000
      Income taxes payable..................................     2,081,000          521,000           61,000
                                                               -----------      -----------      -----------
         Net cash provided by (used in) operating                6,109,000       (6,618,000)      (4,587,000)
           activities.......................................   -----------      ------------     -----------
Cash flows from investing activities:
  Purchases of equipment....................................    (7,116,000)      (2,436,000)        (984,000)
                                                               ------------     ------------     -----------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of issuance               --        9,918,000       17,835,000
    costs...................................................
  Proceeds from exercise of stock options...................     1,022,000          839,000               --
  Proceeds from subordinated debentures and warrants, net
    of issuance costs.......................................            --               --        5,888,000
  Repayment of subordinated debentures......................            --               --       (6,000,000)
  Repurchase of common stock................................            --               --       (1,500,000)
  Repayments to factors, net................................            --               --       (3,343,000)
  Proceeds from shareholder loans...........................            --          235,000          944,000
  Repayments of shareholders' loans.........................      (618,000)        (375,000)        (434,000)
  Shareholder dividends.....................................    (3,525,000)        (849,000)        (931,000)
  Repayments of lines of credit, net........................            --               --          (45,000)
  Principal payments under capital leases...................        (6,000)          (6,000)         (22,000)
                                                               ------------     ------------     -----------
         Net cash (used in) provided by financing               (3,127,000)       9,762,000       12,392,000
           activities.......................................   ------------     -----------      -----------
  Effect of foreign currency exchange rate changes on cash..      (446,000)        (184,000)          68,000
                                                               ------------     ------------     -----------
         Net increase (decrease) in cash and cash
           equivalents......................................    (4,580,000)         524,000        6,889,000
Cash and cash equivalents at beginning of year..............     8,825,000        8,301,000        1,412,000
                                                               -----------      -----------      -----------
Cash and cash equivalents at end of year....................   $ 4,245,000      $ 8,825,000      $ 8,301,000
                                                               ===========      ===========      ===========
Supplemental disclosures of cash flow information:
  Cash paid for interest....................................   $    24,000      $        --      $ 1,264,000
                                                               ===========      ===========      ===========
  Cash paid for income taxes................................   $ 2,428,000      $ 1,707,000      $ 1,109,000
                                                               ===========      ===========      ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                       INTELLIGROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Business
--------

        Intelligroup, Inc., and its subsidiaries (the "Company") provide a wide range of information technology services, including management consulting, enterprise-wide business process solutions, Internet application services, applications outsourcing and maintenance, systems integration and custom software development based on leading technologies. The Company markets its services to a wide variety of industries primarily in the United States. The majority of the Company's business is with large established companies, including consulting firms serving numerous industries.

Principles of Consolidation and Use of Estimates
------------------------------------------------

        The accompanying financial statements include the accounts of Intelligroup, Inc. and its majority owned subsidiaries. Minority interests were not significant at December 31, 1998 and 1997. All significant intercompany balances and transactions have been eliminated.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------

        Cash and cash equivalents consist of investments in highly liquid short-term instruments, with original maturities of three months or less from the date of purchase.

Property and Equipment
----------------------

        Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life (ten years).
Costs of maintenance and repairs are charged to expense as incurred.

Other Assets
------------

        Other assets at December 31, 1998 include goodwill and other intangibles totaling $5,629,000, that were attributable to the acquisition of the minority interest of CPI Consulting (See Note 9). These intangible assets are being amortized over the estimated useful lives ranging from 6 to 15 years using the straight-line method. Amortization expense was $147,000 in 1998.

Revenue Recognition
-------------------

        The Company generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. Substantially all customers are billed on an hourly or per diem basis whereby actual time is charged directly to the customer. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services at December 31, 1998 and 1997 represent services provided which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

Allowance for Doubtful Accounts
-------------------------------

        The Company provides an allowance for doubtful accounts arising from services, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $1,397,000, $765,000 and $590,000 in 1998, 1997 and 1996, respectively. Accounts written off totaled $1,143,000, $512,000 and $575,000 in 1998, 1997 and 1996, respectively.

Recoverability of Long-Lived Assets
-----------------------------------

        The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. The Company does not believe that any such impairment existed at December 31, 1998.

Stock-Based Compensation
------------------------

        Stock-based compensation is recognized using the intrinsic value method under APB No. 25. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair market value method had been applied.

Currency Translation
--------------------

        Assets and liabilities relating to foreign operations are translated into U.S. dollars using exchange rates in effect at the balance sheet date; income and expenses are translated into U.S. dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to shareholders' equity.

Concentrations
--------------

        For the years ended December 31, 1998, 1997 and 1996, approximately 52%, 56% and 57% of revenue, respectively, was derived from projects in which the Company's personnel implemented software developed by SAP. The Company's future success in its SAP-related consulting services depends largely on its continued relationship with SAP and on its continued status as a SAP National Implementation Partner, which was first obtained in 1995. The Company's agreement with SAP (the "Agreement") is awarded on an annual basis. The Company's current contract expires on December 31, 1999 and is automatically renewed for successive one-year periods, unless terminated by either party. This Agreement contains no minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In February 1997, the Company achieved a National Logo Partner relationship with SAP. Additionally, for each of the years ended December 31, 1998 and 1997, approximately 12% and 11%, respectively, and less than 10% during 1996 of revenue was derived from projects in which the Company's personnel implemented software developed by Oracle. For each of the years ended December 31, 1998, 1997 and 1996, approximately 19%, 12% and 9%, respectively, of the Company's total revenue was derived from projects in which the Company implemented software developed by PeopleSoft.

        A substantial portion of the Company's revenue is derived from projects in which an information technology consulting firm other than the Company has been retained by the end-user organization to manage the overall project. For years ended December 31, 1998, 1997 and 1996, 19%, 31% and 34%, respectively, of the Company's revenue was generated by serving as a member of consulting teams assembled by other information technology consulting firms.

        One customer accounted for approximately 6%, 9% and 10% of revenue in 1998, 1997 and 1996, respectively. Accounts receivable due from this customer was approximately $2,045,000, $1,628,000 and $2,268,000 as of December 31, 1998,
1997 and 1996, respectively. Another customer accounted for approximately 4%, 10% and 15% of revenue for 1998, 1997 and 1996, respectively. Accounts receivable due from this customer was approximately $1,395,000, $2,049,000 and $988,000 as of December 31, 1998, 1997 and 1996, respectively.

        During 1998, the Company derived revenue totaling $1.7 million from contracts with an entity whose chief executive officer is a director of the Company.

Income Taxes
------------

        The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS No. 109") which utilizes the liability method and results in the determination of deferred taxes based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates currently in effect. The Company does not provide for additional U.S. income taxes on undistributed earnings considered to be permanently invested in foreign subsidiaries.

Earnings Per Share
------------------

        Basic earnings per share is computed by dividing income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding, adjusted for the incremental dilution of outstanding stock options. The computation of basic earnings per share and diluted earnings per share were as follows:

                                            1998           1997          1996
                                         -----------   -----------   -----------

Net Income ...........................   $13,400,000   $ 6,338,000   $   782,000
                                         -----------   -----------   -----------
Denominator:

   Weighted average number of common
   shares ............................    15,207,000    14,457,000    11,003,000
                                         -----------   -----------   -----------
   Basic earnings per share ..........   $      0.88   $      0.44   $      0.07
                                         ===========   ===========   ===========
Denominator:

   Weighted average number of common
   shares ............................    15,207,000    14,457,000    11,003,000
   Common share equivalents of
   outstanding stock options .........       582,000       480,000     1,260,000
                                         -----------   -----------   -----------
Total shares .........................    15,789,000    14,937,000    12,263,000
                                         -----------   -----------   -----------
Diluted earnings per share ...........   $      0.85   $      0.42   $      0.06
                                         ===========   ===========   ===========

        Vested stock options which would be antidilutive have been excluded from the calculations of diluted shares outstanding and diluted earnings per share.

Recently Issued Accounting Standards
------------------------------------

        In April, 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up
Activities." The SOP requires all costs incurred as start-up costs or organization costs be expensed as incurred. Adoption of the SOP is required for fiscal years beginning after December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

        In March, 1998, the Accounting Standards Executive Committee issued SOP 98-1. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP required that computer software costs that are incurred in the preliminary project stage be expensed as incurred and that criteria be met before capitalization of costs to develop or obtain internal use computer software. Adoption of the SOP is required for fiscal years beginning after

December 15, 1998. The Company does not believe that the new standard will have a material impact on the Company's consolidated financial statements.

Financial Instruments
---------------------

        Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables and unbilled services. Management of the Company believes the fair value of accounts receivable and unbilled services approximates the carrying value.

NOTE 2 - PROPERTY AND EQUIPMENT

        Property and equipment consist of the following as of December 31:

                                                1998              1997
                                             ---------         ---------
        Vehicles..........................   $ 109,000         $  26,000
        Furniture.........................   2,459,000           785,000
        Equipment.........................   8,438,000         4,337,000
        Computer software.................     816,000            25,000
        Leasehold improvements............     474,000                --
                                             ---------         ---------
                                             12,296,000        5,173,000
        Less-Accumulated depreciation.....   (2,790,000)       (1,392,000)
                                             ----------        ----------
                                             $9,506,000        $3,781,000

        Included in the above table is $102,000 of equipment held under capital leases at December 31, 1998, 1997 and 1996. Depreciation expense was $1,391,000, $571,000 and $362,000 in 1998, 1997 and 1996, respectively.

NOTE 3 - LINES OF CREDIT AND SUBORDINATED DEBENTURES

        In January 1997, and as later amended on August 18, 1997, the Company entered into a two-year credit agreement with a bank (the "Bank"). The credit facility with the Bank has two components comprised of (i) a revolving line of credit pursuant to which the Company may borrow up to $7.5 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option), and (ii) equipment term loans pursuant to which the Company may borrow up to an aggregate of $350,000 (at the Bank's prime rate plus 1/4 of 1% per annum) to purchase equipment. The credit agreement contains covenants which require the Company to (i) maintain its working capital during the year at no less than 90% of the working capital at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 105% of its working capital at the end of the immediately preceding fiscal year; and (ii) maintain its tangible net worth during the year at no less than 95% of its tangible net worth at the end of the immediately preceding fiscal year and at the end of each fiscal year at no less than 108% of tangible net worth at the end of the immediately preceding fiscal year. The Company's obligations under the credit agreement are collateralized by substantially all of the Company's assets, including its accounts receivable and intellectual property. At December 31, 1998, the Company was in compliance with all covenants. The facility was due to expire in January 1999, but was extended until a new three-year credit agreement took effect on January 29, 1999. (See Note 11).

NOTE 4 - INCOME TAXES

        Income tax attributable to income from continuing operations consists of the following:

                                 1998              1997             1996
                              ----------        ---------         ---------
Current:
  Federal...............      $2,878,000        $1,384,000        $ 631,000
  State.................         783,000          389,000           200,000
  Foreign...............         882,000          456,000           248,000
                              ----------        ---------         ---------
                               4,543,000        2,229,000         1,079,000
                              ----------        ---------         ---------
Deferred:
  Federal...............         (71,000)          76,000          (259,000)
  State.................         (21,000)          22,000           (72,000)
                              -----------       ---------         ---------
                                 (92,000)          98,000          (331,000)
                              ----------        ---------         ---------
Total...................      $4,451,000        $2,327,000        $ 748,000
                              ==========        ==========        =========

        The provision for income taxes differs from the amount computed by applying the statutory rate of 34% to income before income taxes. The principal reasons for this difference are:

                                                   1998         1997        1996
                                                  -----        -----       -----
Tax at federal statutory rate..............         34%          34%         34%
Nondeductible expenses.....................          5            1           1
State income tax, net of federal benefit...          4            4          (3)
Utilization of net operating loss
  carryforwards............................         (1)          --          (8)
Foreign losses for which no benefit is
  available................................          7           --          16
Changes in valuation allowance.............         --           (3)        (14)
Foreign operations taxed at less than
  U.S. statutory rate, primarily India.....        (11)          (7)         (1)
S Corp and L.L.C. income passed through
  to shareholders..........................        (13)          (6)         --
Other......................................         (1)           4           3
                                                 -----        -----       -----
Effective tax rate.........................         24%          27%         28%
                                                 =====        ======      =====

        In 1996, the Company elected a five year tax holiday in India in accordance with a local tax incentive program whereby no income taxes will be due for such period. The Empower Companies (see Note 11) were pass-through entities for tax reporting purposes, thus their income was not taxed at the corporate level. Accordingly, the Company's federal statutory tax rate was reduced by 13% and 6% for 1998 and 1997, respectively.

        Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

                                                     1998            1997
                                                  ---------       ---------
Deferred tax assets:
  Allowance for doubtful accounts............     $ 432,000       $ 327,000
  Certain accrued liabilities................       376,000          77,000
                                                  ---------       ---------
Total deferred tax assets....................       808,000         404,000
Deferred tax liability-accelerated
  depreciation...............................      (483,000)       (171,000)
                                                  ---------       ---------
Net deferred tax asset.......................     $ 325,000       $ 233,000
                                                   ========       =========

        Realization of the net deferred tax assets is dependent on the timing of the reversal of temporary differences. Although realization is not assured, management believes it is more likely than not, that the 1998 net deferred tax assets will be realized.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Employment Agreements
---------------------

        As of December 31, 1998, the Company had employment agreements with certain of its executives which provide for minimum payments in the event of termination in other than for just cause. The aggregate amount of compensation commitment in the event of termination under such agreements is approximately $682,000.

Leases
------

        The Company leases office space and office equipment and vehicles under capital and operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998. Future minimum aggregate annual lease payments are as follows:

    For the Years Ending December 31,           Capital           Operating
    ---------------------------------           -------           ---------
1999.....................................      $  11,000         $ 3,160,000
2000.....................................          9,000           2,913,000
2001.....................................             --           2,192,000
2002.....................................             --           1,658,000
2003.....................................             --           1,346,000
                                               ---------         -----------
Subtotal.................................         20,000          11,269,000

Thereafter...............................             --           5,702,000
Less-Interest............................             --
                                               ---------
                                                  20,000
Less-Current portion.....................        (11,000)
                                               ---------
                                               $   9,000

        Rent expense for the years ended December 31, 1998, 1997 and 1996 was $2,217,000, $713,000 and $444,000, respectively.

Legal
-----

        The Company is engaged in certain legal and administrative proceedings. Management believes the outcome of these proceedings will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 6 - STOCK OPTION PLANS AND WARRANTS

        The Company's stock option plans permit the granting of options to employees, non-employee directors and consultants. The Option Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or non-qualified stock option), the exercise price, vesting provisions, and the overall option term. A total of 1,590,000 shares of Common Stock have been reserved for issuance under the plans. Subsequent to December 31, 1998, the Company granted options to purchase an aggregate of 388,100 shares of its Common Stock to certain employees. All of the options issued pursuant to these plans expire ten years from the date of grant.

        The fair value of option grants for disclosure purposes is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions: expected volatility of 78%, 62% and 41%, risk-free interest rate of 5.4%, 7.0% and 5.6% and expected lives of 8.5, 4.5 and 3.1 years, in 1998, 1997 and 1996, respectively. The weighted average fair value of options granted during 1998, 1997 and 1996 was $13.49, $6.96 and $2.93, respectively.

                                                               Weighted
                                          Number of             Average
                                           Shares            Exercise Price
--------------------------------------------------------------------------------
Options Outstanding,
  December 31, 1995                             --                   --
Granted                                    580,000              $  8.38
Canceled                                   (8,200)              $  8.00
--------------------------------------------------------------------------------
Options Outstanding,
  December 31, 1996
 (none exercisable)                        571,800              $  8.39
Granted                                    647,640              $ 11.52
Exercised                                 (102,381)             $  8.20
Canceled                                   (74,113)             $  9.78
--------------------------------------------------------------------------------
Options Outstanding,
  December 31, 1997
  (93,674 exercisable)                   1,042,946              $ 10.25
Granted                                  1,257,630              $ 16.81
Exercised                                 (143,297)             $  9.32
Canceled                                  (258,138)             $ 14.91
--------------------------------------------------------------------------------
Options Outstanding,
  December 31, 1998
 (262,156 exercisable)                   1,899,141              $ 14.14
                                         =========              =======

        The  following  table   summarizes   information   about  stock  options
outstanding and exercisable at December 31, 1998:


                                   Outstanding                             Exercisable
                                   -----------                             -----------
                                     Weighted        Weighted                        Weighted
 Exercise Price     Number of        Average         Average        Number of        Average
     Range            shares        Remaining        Exercise         shares         Exercise
                                     Life (in         Price                           Price
                                      years)
----------------- --------------- --------------- --------------- --------------- ---------------
$8 to 10               282,706           6.0           $8.14         156,944            $8.10
$10 to 12              448,605           5.8          $10.82          70,282           $10.92
$12 to 15              142,000           9.5          $14.11           8,000           $12.13
$15 to 22            1,020,830           8.2          $17.21          26,930           $16.40
$22 to 24                5,000           9.6          $23.38              --               --
                    ----------                                      --------
$8 to 24             1,899,141           7.4          $14.14         262,156            $9.83

        As permitted by SFAS 123, the Company has chosen to continue accounting for stock options at their intrinsic value. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value option pricing method, the tax-effective impact would be as follows:

                                    1998              1997              1996
--------------------------------------------------------------------------------
Net income:
    as reported                $ 13,400,000     $  6,338,000       $    782,000
    pro forma                  $  8,894,000     $  5,336,000       $    423,000
--------------------------------------------------------------------------------
Basic Earnings per Share:
    as reported                       $0.88            $0.44              $0.07
    pro forma                         $0.56            $0.37              $0.04
--------------------------------------------------------------------------------
Diluted Earnings per Share:
    as reported                       $0.85            $0.42              $0.06
    pro forma                         $0.54            $0.36              $0.03

NOTE 7 - STOCK RIGHTS

        In October 1998 the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. These Rights will expire in November 2008 and trade with the Company's Common Stock. Such Rights are not presently exercisable and have no voting power. In the event a person or affiliated group of persons, acquires 20% or more, or makes a tender or exchange offer for 20% or more of the Company's Common Stock, the Rights detach from the Common Stock and become exercisable and entitle a holder to buy one one-hundredth (1/100) of a share of Preferred Stock at $100.00.

        If, after the Rights become exercisable, the Company is acquired or merged, each Right will entitle its holder to purchase $200.00 market value of the surviving company's stock for $100.00, based upon the current exercise price of the Rights. The Company may redeem the Rights, at its option, at $.01 per Right prior to a public announcement that any person has acquired beneficial ownership of at least 20% of the Company's Common Stock. These Rights are designed primarily to encourage anyone interested in acquiring the Company to negotiate with the Board of Directors.

NOTE 8 - INITIAL PUBLIC OFFERING, STOCK SPLIT AND PREFERRED STOCK AUTHORIZATION

        In July 1996, the Company's Board of Directors recommended and shareholders approved an amendment to the Company's Certificate of Incorporation to effect an 81,351.1111-for-1 stock split. All common shares and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to the stock split.

        The Company's initial public offering for the sale of 2,050,000 shares of its Common Stock became effective on September 26, 1996 and the net proceeds of approximately $19,065,000 (before deducting expenses of the offering paid by the Company) were received on October 2, 1996.

        On July 2, 1997, the Company consummated a follow-on public offering (the "Offering") of 1,000,000 shares of its Common Stock at a price to the public of $9.50 per share. On July 15, 1997 and as part of the Offering, an additional 150,000 shares at $9.50 per share were issued and sold by the Company to cover over-allotments. The net proceeds to the Company from the Offering, after underwriting discounts and commissions and other expenses of the Offering, were approximately $9,900,000.

NOTE 9 - ACQUISITIONS

        On May 7, 1998, the Company acquired thirty percent of the outstanding share capital of CPI Consulting Limited. This acquisition was accounted for utilizing purchase accounting. The consideration paid by the Company included the issuance of 165,696 shares of the Company's Common Stock with a fair market value of $3.1 million, and a future liability to the sellers predicated upon operating results for the balance of 1998. The value of the liability has been determined as of December 31, 1998 to be $2.5 million, which is payable by issuance of additional 155,208 shares of the Company's Common Stock. The excess of purchase price over the fair value of the net assets acquired was attributed to intangible assets, amounting in the aggregate to $5.8 million.

        On May 21, 1998, the Company acquired all of the outstanding share capital of CPI Resources Limited. The acquisition of CPI Resources Limited was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, the Company issued 371,000 shares of the Company's Common Stock. At the time of the acquisition, CPI Resources Limited owned seventy percent of the outstanding share capital of CPI Consulting Limited.

        On November 25, 1998, the Company consummated the acquisition of all of the outstanding capital stock of each of Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (collectively the "Azimuth Companies"). The acquisition of the Azimuth Companies was accounted for as a pooling of interests. Prior results for all periods have been restated in accordance with pooling of interests accounting. As consideration for this acquisition, the Company issued 902,928 shares of the Company's Common Stock.

        The pre-merger results of CPI Resources Limited and the Azimuth Companies were revenues of $14,137,000 and net income of $190,000 for 1997, and revenues of $14,510,000 and a net loss after taxes of $11,000 for 1996. In connection with these mergers, $2,118,000 of non-recurring acquisition related charges were incurred and have been charged to expense during the year ended December 31, 1998. These costs primarily relate to professional fees incurred in connection with the mergers.

NOTE 10 - SEGMENT DATA AND GEOGRAPHIC INFORMATION

        The Company operates in one industry, IT Services. The Company's service lines share similar customer bases. The Company's identifiable business segments can be categorized into three groups:

o ERP Implementation Services ("ERP") is the largest business segment of the Company's operations, and includes the implementation, integration, and development of solutions for clients utilizing a class of application products known as Enterprise Resource Planning software. This class of products include software developed by such companies as SAP, Oracle, PeopleSoft, and Baan.

o Management Consulting ("MC") includes business consulting services, such as Business Process Re-engineering, Change Management, IT Strategy, and Software Selection.

o       Advanced   Technology  Practice  ("ATP")  includes  Internet  technology
        solutions  and  custom  application  and  enhancement   development  for
        clients.

        The following table presents financial information based upon the Company's identifiable business segments for the year ended December 31, 1998. Information on revenue, operating income and margins for these segments is not available for the year ended December 31, 1997, and the Company determined that it would be impractical to recreate such data. Substantially all of the Company's operations for the year ended December 31, 1996 were in the ERP segment:

Year Ended December 31, 1998         ERP             MC                   ATP
----------------------------    ------------     -----------         -----------
Revenues....................    $138,740,000      $8,873,000         $15,227,000
Operating Income............    $ 31,530,000     ($1,232,000)        $ 2,304,000
Operating Margin............         23.1%          N/A                 15.1%

        The Company also incurred corporate expenses for selling, general and administrative activities of $12,820,000 and non-recurring acquisition related charges of $2,118,000 during the year ended December 31, 1998, resulting in total operating income of $17,664,000. Other 1998 information is as follows:

        Income before taxes                 $17,851,000
        Total assets                        $69,565,000
        Capital expenditures                $  7,116,000
        Depreciation and amortization       $  1,538,000

        The following table presents financial information based upon the Company's geographic segments for the years ended December 31, 1998 and 1997. For the year ended December 31, 1996, substantially all of the Company's revenues, operating income, and assets were located within the United States.

                               Net               Operating         Identifiable
    1998                     Revenues             Income              Assets
                             -------------------------------------------------

United States.........      $119,542,000     $  13,889,000         $52,820,000
Asia-Pacific..........        19,466,000         2,299,000           8,475,000
Europe................        23,832,000         1,952,000           8,270,000
                            --------------------------------------------------
Total.................      $162,840,000       $18,140,000         $69,565,000
                            ==================================================

                               Net               Operating         Identifiable
    1997                     Revenues             Income              Assets
                             -------------------------------------------------

United States.........     $  73,253,000      $  5,744,000         $35,103,000
Asia-Pacific..........        12,438,000         1,875,000           3,849,000
Europe................        12,610,000           781,000           4,112,000
                            --------------------------------------------------
Total.................     $  98,301,000      $  8,400,000         $43,064,000
                           ===================================================

NOTE 11 - SUBSEQUENT EVENTS

        On January 8, 1999, the Company acquired Network Publishing, Inc., based in Provo, Utah, for a purchase price of approximately $4.5 million consisting of cash and Intelligroup common stock. NetPub shareholders will receive a portion of this consideration as an earnout, payable at a later date subject to operating performance. Pro-forma financial information has not been presented as this acquisition was deemed immaterial to the Company's operations as a whole.

        On January 29, 1999, the Company entered into a new three-year credit agreement (the "Credit Agreement") with the PNC Bank N.A. (the "Bank"). The new credit facility with the Bank is comprised of a revolving line of credit pursuant to which the Company may borrow up to $30.0 million either at the Bank's prime rate per annum or the EuroRate plus 2% (at the Company's option). The Credit Agreement contains covenants which require the Company to (i) maintain a consolidated cash flow leverage ratio equal to or less than 2.5 to
1.0 for the period of four fiscal quarters preceding the date of determination taken together as one accounting period, (ii) maintain a consolidated net worth of not less than 90% of the consolidated net worth as of September 30, 1998 plus 50% of positive net income commencing October 1, 1998, and thereafter at the end of each fiscal year, to be not less than consolidated net worth of the prior fiscal year plus 50% of positive net income for such fiscal year, (iii) not enter into any agreement to purchase and/or pay for, or become obligated to pay for capital expenditures, long term leases, capital leases or sale lease-backs, in an amount at any time outstanding aggregating in excess of $5,000,000 during any fiscal year, provided, however, in a one year carry-forward basis, the Company may incur capital expenditures not to exceed $8,000,000 during any fiscal year, and (iv) shall not cause or permit the minimum fixed charge coverage ratio, calculated on the basis of a rolling four quarters of (a) consolidated EBITDA to (b) the sum of cash income tax expense plus interest expense, plus scheduled principal payments under any indebtedness, plus dividends or distributions paid or declared, to be less than 1.4 to 1.0 as at the end of each fiscal quarter. The proceeds of the Credit Agreement may be used by the Company for financing acquisitions and general corporate purposes. At the Company's option, for each loan, interest shall be computed either at the Bank's prime rate per annum or the Adjusted Libo Rate plus the Applicable Margin, as such terms are defined in the Loan Agreement. The Company's obligations under the credit facility are payable at the expiration of such facility on January 29, 2002.

        As a result of the restructuring and other special charges incurred during the quarter ended June 30, 1999, the Company was not in compliance with the Consolidated Cash Flow Leverage Ratio and Consolidated Net Worth financial covenants at June 30, 1999. On August 12, 1999, the Bank notified the Company that such non-compliance constituted an Event of Default under the Loan Agreement. At September 30, 1999, while the Company was in compliance with the Consolidated Net Worth financial covenant, it was not in compliance with the Consolidated Cash Flow Leverage Ratio and Minimum Fixed Charge Coverage Ratio financial covenants. As of the date of this filing, the Company and the Bank are in the process of finalizing the proposed terms of a waiver and amendment to the Loan Agreement to remedy the defaults which currently exist under the Loan Agreement. The terms of such proposed waiver and amendment may include, among other things, (i) a $15 million reduction in availability under the Loan
Agreement, (ii) a requirement that the loan be secured by a first priority perfected security interest on all of the assets of the Company and its domestic subsidiaries and (iii) certain revised financial covenants. There can be no assurance that the Company will obtain such waiver and amendment on terms acceptable to the Company, if at all. In the event that the Bank calls the outstanding loan, the Company will be required to find a substitute source of working capital quickly in order to meet its cash needs. There can be no assurance, in such case, that the Company will be able to reach agreement with an alternative lender.

        On February 16, 1999, the Company, by way of merger transactions, acquired both Empower Solutions, L.L.C. and its affiliate Empower, Inc. (a corporation organized under sub-chapter S of the Internal Revenue Code). The acquisitions were accounted for as poolings of interests. The accompanying consolidated financial statements as of December 31, 1998 and 1997 and each of the three years in the period ended December 31, 1998, have been restated in accordance with pooling of interests accounting. In connection with these acquisitions, the Company issued approximately 1,831,000 shares of the Company's Common Stock. Additional shares of its stock may be issued upon the completion of a net worth calculation on the closing balance sheet, as defined. The pre-merger results of the Empower Companies were revenues of $18.0 million and net income of $5.7 million for 1998 and revenues of $4.0 million and net income of $1.7 million for 1997. In connection with this merger, acquisition expenses of $2.1 million were expensed during 1999. These costs primarily relate to professional fees incurred in connection with the merger.

        In November 1999, the Company announced its intentions to spin off its internet solutions group to its shareholders. The spin-off is subject to certain conditions and approvals. Internet solutions group revenues approximated $16 million for the year ended December 31, 1998 and approximately $27 million (unaudited) for the nine months ended September 30, 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           SEC registration fee.......................     $      2,564.13
           Counsel fees and expenses*.................           75,000.00
           Accounting fees and expenses*..............           17,500.00
           Miscellaneous expenses*....................            4,935.87
                                                                ----------
               Total*.................................     $    100,000.00

*       Estimated

        All expenses of issuance and distribution listed above will be borne by the Company. The costs of fees and expenses of legal counsel and other advisors, if any, that the Selling Shareholders employ in connection with the offering will be borne by the Selling Shareholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with:

o any proceeding involving such persons by reason of his or her serving or having served in such capacities; or

o each such person's acts taken in such capacity if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

        With respect to any criminal proceeding, indemnity is permitted if such person had no reasonable cause to believe his or her conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

        Section 14A:2-7(3) of the New Jersey Business Corporation Act enables a corporation in its certificate of incorporation to limit the liability of directors and officers of the corporation to the corporation or its shareholders. Specifically, the certificate of incorporation may provide that directors and officers of the corporation will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability for:

o any breach of the director's or officer's duty of loyalty to the corporation or its shareholders;

o acts or omissions not in good faith or which involve a knowing violation of law; or

o as to directors only, under Section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation; or

o any transaction from which the director or officer derived an improper personal benefit.

        Our Certificate of Incorporation limits the liability of our directors and officers as authorized by Section 14A:2-7(3). The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock is required to amend such provisions.

        Our Amended and Restated By-laws specify that we shall indemnify our directors and officers to the extent such parties are involved in or made a party to any action, suit or proceeding because he or she was a director or officer. We have agreed to indemnify such parties for their actual and reasonable expenses if such party:

o acted in good faith and in a manner he or she reasonably believed to be in our best interests; and

o       had no reasonable cause to believe his or her conduct was unlawful.

        This provision of the By-laws is deemed to be a contract between us and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect. Any repeal or modification shall not offset any action, suit or proceeding brought or threatened based in whole or in part upon any such state of facts. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of our capital stock is required to adopt, amend or repeal such provision of the By-laws.

        We have executed indemnification agreements with each of our directors and executive officers. Such agreements require us to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director, officer, employee, agent or fiduciary.

        We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done. The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.



                 SECURITIES AND EXCHANGE COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Intelligroup pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS.

        Exhibit No.                          Description of Exhibit
        -----------                          ----------------------

             5               Opinion   of   Buchanan   Ingersoll    Professional
                             Corporation as to legality of the shares of common stock.

            23.1             Consent of Arthur Andersen LLP.

            23.2             Consent   of   Buchanan   Ingersoll    Professional
                             Corporation(contained   in  the  opinion  filed  as
                             Exhibit 5 to the Registration Statement).

            24               Powers  of   Attorney  of  certain   officers   and
                             directors   of  the  Company   (contained   on  the
                             signature page of this Registration Statement).


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Edison, State of New Jersey, on the 7th day of January, 2000.

                                            INTELLIGROUP, INC.



                                            By: /s/ Ashok Pandey
                                               -----------------------------
                                                Ashok Pandey
                                                Co-Chief Executive Officer

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ashok Pandey and Nicholas Visco, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                    Title                       Date
           ---------                    -----                       ----

/s/ Ashok Pandey              Co-Chief Executive Officer       January 7, 2000
---------------------------   and Director
Ashok Pandey

                              Co-Chief Executive Officer       January 7, 2000
---------------------------   and Director
Rajkumar Koneru

/s/ Nagarjun Valluripalli     Chairman, Co-Chief Executive     January 7, 2000
---------------------------   Officer and Director
Nagarjun Valluripalli

/s/ Nicholas Visco            Vice President - Finance         January 7, 2000
---------------------------   (principal financial and
Nicholas Visco                accounting officer)

/s/ Klaus Besier              Director                         January 7, 2000
---------------------------
Klaus Besier

                                  EXHIBIT INDEX

        Exhibit No.                          Description of Exhibit
        -----------                          ----------------------

             5               Opinion   of   Buchanan   Ingersoll    Professional
                             Corporation as to legality of the shares of common stock.

            23.1             Consent of Arthur Andersen LLP.

            23.2             Consent   of   Buchanan   Ingersoll    Professional
                             Corporation(contained   in  the  opinion  filed  as
                             Exhibit 5 to the Registration Statement).

            24               Powers  of   Attorney  of  certain   officers   and
                             directors   of  the  Company   (contained   on  the
                             signature page of this Registration Statement).